ELEMENTIS

RECEIVED
2004 JUN -8 A 10:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 June 2004

04035084

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b), as follows:-

1. All documentation filed with Companies House from 13 April 2004 to date, together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 13 April 2004 to date, together with schedule listing the same.

3. All documentation that has been filed with the UKLA from 13 April 2004 to date, together with schedule listing the same.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Penny Watson
Company Secretary's Office
Elementis plc

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

7/1

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000
Facsimile: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000, if you are located in the United Kingdom, or, if you are located elsewhere, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Ordinary Shares in Elementis, please send this document and the accompanying form of proxy at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Deutsche Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Elementis in relation to the Acquisition and for no-one else, and will not be responsible to any other person for providing the protections afforded to customers of Deutsche Bank or for advising any other person in relation to the Acquisition.

Elementis plc

Proposed acquisition of Sasol Servo B.V.

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of Elementis which is set out on pages 5 to 11 of this document which recommends you to vote in favour of the Ordinary Resolution to be proposed at an extraordinary general meeting referred to below.

Notice of an extraordinary general meeting of Elementis, to be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, UK at 10.00 a.m. BST, on 11 June 2004, is set out at the end of this document. A form of proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned as soon as possible, but in any event so as to be received by the Company's registrar, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8ZP, UK no later than 48 hours prior to the time of the Extraordinary General Meeting.

CONTENTS

TIMETABLE OF EVENTS

Latest time and date for receipt of forms of proxy	10.00 a.m. BST on 9 June 2004
Extraordinary General Meeting	10.00 a.m. BST on 11 June 2004
Expected date for completion of the Acquisition	30 June 2004

DEFINITIONS

In this document, the following expressions shall have the following meanings, unless the context otherwise requires:

"Acquisition"	the proposed acquisition by Elementis of Servo on the terms and subject to the conditions set out in the Acquisition Agreement;
"Acquisition Agreement"	the share sale and purchase agreement dated 21 April 2004 and made between Elementis B.V., a wholly owned subsidiary of Elementis, and Sasol Surfactants, a wholly owned subsidiary of Sasol, a summary of which is set out in Part IV of this document;
"Act"	the Companies Act 1985, as amended;
"Board" or "Directors"	the directors of Elementis whose names appear on page 38 of this document;
"BST"	British Summer Time;
"CCA"	chromated copper arsenate;
"Champion"	Champion Technologies Inc., a corporation incorporated in Texas, the United States of America;
"Champion Group"	Champion and its subsidiary undertakings;
"Champion Manufacturing Agreement"	the new long-term manufacturing and supply agreement between Servo and Champion-Servo which will come into effect on Completion as described in paragraph 6 of Part I of this document;
"Champion Sale Agreement"	the share sale and purchase agreement dated 20 April 2004 and made between Servo and Champion Netherlands B.V., a summary of which is set out in Part V of this document;
"Champion-Servo"	Champion-Servo B.V., a company incorporated in The Netherlands;
"Company" or "Elementis"	Elementis plc, a company incorporated in England and Wales;
"Completion"	completion of the Acquisition, which is expected to take place on 30 June 2004;
"Deutsche Bank"	Deutsche Bank AG London;
"Elementis Chromium"	Elementis' chromium business division;
"Elementis Group"	Elementis and its subsidiary undertakings;
"Elementis Pigments"	Elementis' pigments business division;
"Elementis Specialties"	Elementis' specialties business division;
"Elementis Specialty Rubber"	Elementis' specialty rubber business primarily carried on under the name "Linatex";
"Enlarged Group"	the Elementis Group as enlarged following completion of the Acquisition;
"ERP"	enterprise resource planning;
"Extraordinary General Meeting"	the extraordinary general meeting of Elementis to be held on 11 June 2004, notice of which is set out at the end of this document (or any adjournment thereof);

"KPMG"	KPMG LLP, a limited liability partnership incorporated in England and Wales;
"Listing Rules"	the listing rules made by the UK Listing Authority for the purposes of Part VI of the Financial and Services Markets Act 2000;
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company;
"Ordinary Resolution"	the ordinary resolution to be proposed to Ordinary Shareholders to approve the Acquisition as set out in the notice of the Extraordinary General Meeting at the end of this document;
"Ordinary Shareholders"	holders of Ordinary Shares;
"Ordinary Shares"	ordinary shares of 5 pence each in the capital of Elementis;
"OxyChem Acquisition"	the acquisition by Elementis Holdings Limited in December 2002 of Occidental Chemical Corporation's chromium chemicals business;
"Redeemable B Shareholders"	holders of Redeemable B Shares;
"Redeemable B Shares"	the redeemable "B" shares of 1 penny each in the capital of Elementis;
"RWE Dea"	RWE Dea AG, a stock corporation incorporated in the Federal Republic of Germany;
"Sasol"	Sasol Limited, a company incorporated in the Republic of South Africa;
"Sasol Germany"	Sasol Germany GmbH, a company incorporated in the Federal Republic of Germany, being a wholly owned subsidiary of Sasol;
"Sasol Group"	"Sasol Group" means Sasol and its subsidiary undertakings;
"Sasol Manufacturing Agreement"	the manufacturing and supply agreement entered into between Servo and Sasol Surfactants in connection with the Acquisition, a summary of which is set out in Part IV of this document;
"Sasol Servo" or "Servo"	Sasol Servo B.V., a company incorporated in The Netherlands;
"Sasol Supply Agreement"	the supply agreement entered into between Servo and Sasol Germany in connection with the Acquisition, a summary of which is set out in Part IV of this document;
"Sasol Surfactants"	Sasol Olefins & Surfactants GmbH, a company incorporated in the Federal Republic of Germany, being a wholly owned subsidiary of Sasol and the sole shareholder of Servo;
"Servo Group"	Servo and its subsidiary undertakings;
"Share Option Schemes"	the Performance Share Plan, the Savings Related Share Option Schemes, the Executive Share Option Scheme 1987 and the Executive Share Option Scheme 2003 of Elementis;
"Territory"	the geographical area of the world between 30 degrees west longitude and 180 degrees east longitude except the Sakhalin Islands and, only with respect to products used in the refining business, the Republic of South Korea; and
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial and Services Markets Act 2000.

PART I

Letter from the Chairman of Elementis

Elementis plc

(Incorporated and registered in England and Wales with company no. 3299608)

Directors:

Jonathan Fry (Chairman)
Geoff Gaywood (Chief Executive)
Brian Taylorson (Finance Director)
Philip Brown (Company Secretary)
Michael Hartnall (Non-executive Director)
Edward Wilson (Non-executive Director)

Registered Office

Elementis House
56 Kingston Road
Staines
TW18 4ES
United Kingdom

20 May 2004

To Ordinary Shareholders and, for information only, to Redeemable B Shareholders, the holders of options under the Share Option Schemes and the holders of Loan Notes.

Dear Ordinary Shareholder,

Proposed acquisition of Sasol Servo B.V.
and
notice of Extraordinary General Meeting

1. Introduction

It was announced on 22 April, 2004 that Elementis B.V., a wholly owned subsidiary of Elementis, had entered into an agreement with Sasol Surfactants, a wholly owned subsidiary of Sasol, to acquire, on a debt-free and cash-free basis, the entire issued share capital of Servo for a purchase price of approximately €48.5 million in cash. In addition, Elementis will benefit from net proceeds of approximately €4.25 million due to Servo from the unwinding of an historical joint venture, further details of which are set out in paragraph 6.

In view of the relative size of Servo by comparison to Elementis the Acquisition is, in accordance with the Listing Rules, conditional, amongst other things, on the approval of Elementis' Ordinary Shareholders. This approval is to be sought at an extraordinary general meeting to be held at 10.00 a.m. on 11 June 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, UK.

The purpose of this document is to provide you with details of the Acquisition, to explain why the Directors consider the Acquisition to be in the best interests of Elementis and its Ordinary Shareholders as a whole and to ask you to vote in favour of the Ordinary Resolution to be proposed at the Extraordinary General Meeting. The notice convening the Extraordinary General Meeting is set out at the end of this document.

2. Strategic rationale for the Acquisition

Elementis is a global specialty chemicals company comprising four separate businesses: Elementis Specialties, Elementis Pigments, Elementis Chromium and Elementis Specialty Rubber (Linatex). In total, Elementis employs more than 2,000 people at over 40 sites in North America, Europe, the Asia Pacific region and Africa.

Elementis' stated growth strategy is to transform its business into a leading global specialty chemicals company. To achieve this goal, the Elementis management team is targeting four key strategic objectives: achieving step change improvement in financial performance; maintaining

and building on sector leadership in the respective businesses' target markets; capturing inter-business synergies to achieve top quartile excellence in all operations and processes; and the expansion of technology platforms to drive growth.

In addition, particular emphasis has been placed on targeting selective acquisitions to complement and generate synergies with the product portfolio and operations of Elementis Specialties.

Having identified the Acquisition as a key strategic opportunity for Elementis Specialties, the Directors believe that it will represent a significant step towards Elementis' goal of becoming a leading global specialty chemicals company. The key reasons for recommending the Acquisition are:

- that the Directors believe the Acquisition should accelerate future revenue and earnings growth in Elementis Specialties;
- the complementary nature of Servo's businesses with Elementis Specialties' existing rheology and surface chemistry additives business which will broaden the range and performance characteristics of Elementis Specialties' product offering to its customers;
- the provision of an important new product and knowledge base in the area of surfactant development and manufacture to Elementis Specialties which the Directors anticipate will be beneficial to Elementis Specialties' innovation capabilities;
- the addition of Servo's well-invested and versatile manufacturing facilities in Delden, The Netherlands, which are not currently fully utilised will augment the capacity and flexibility of Elementis' European manufacturing capability;
- that the Directors believe the Acquisition will be earnings enhancing for the Elementis Group from the date of Completion[1] before any benefit from synergies; and
- that the Directors believe that combining Servo with Elementis' existing businesses will create further benefits for the Enlarged Group including:
  - the provision of a broader product offering to existing customers and customers in new markets;
  - stable long term manufacturing arrangements, particularly in oilfield chemicals;
  - a broader innovation platform;
  - cost savings from reorganisation and rationalisation across the Enlarged Group; and
  - raw material cost savings through purchasing in greater scale.

3. Summary information on Servo

Servo has strong European market positions in coatings additives and is a leading manufacturer in the field of specialty surfactants. Servo was founded in 1926 in Delden, The Netherlands where it has its headquarters and primary manufacturing site. Servo also has operations at Plainsfield, New Jersey, USA and in Mexico and Italy through its associated companies.

Servo is owned by Sasol Surfactants having been acquired by Sasol as part of its acquisition of RWE Dea's chemicals business in February 2001. However, Sasol has determined that, as primarily a specialty focused business, Servo is not core to Sasol's more commodity focused surfactants business.

Servo has three core business areas: coating additives, chemicals and specialty surfactants (including oilfield chemicals) and pulp and paper chemicals.

Coating additives

Servo's coating additives business manufactures a range of more than 65 products for the coatings industry including dispersing agents, thickeners, antifoamers, paint driers and

1 Ordinary Shareholders should not infer from this statement that earnings will necessarily be greater for the Company in the current financial year than during the last financial year.

antiskinning agents. In particular, Servo's coating additives business focuses on the water-based architectural coatings segment. These products are marketed globally under well-known brand names including NUODEX®, NUOSPERSE® and EXKIN® with a particular emphasis on sales of these products in Europe. For the year ended 30 June 2003, the coating additives business had sales of some €42.6 million.

Chemicals and specialty surfactants

Servo's chemicals and specialty surfactants business produces a range of specialty chemicals and surfactants targeting a broad range of industries. The business enjoys long-standing commercial relationships with several major household product customers. In addition, Servo has a long-term manufacturing and supply agreement for oilfield chemicals with Champion-Servo. With effect from Completion, this agreement will be replaced by the Champion Manufacturing Agreement as described in paragraph 6 below, which the Directors consider to be overall on no less favourable terms than the existing manufacturing and supply agreement. For the year ended 30 June 2003 the chemicals and specialty surfactants business had sales of some €54.8 million, which included oilfield chemicals sales of some €10.3 million.

Pulp and paper chemicals

Servo's pulp and paper chemicals business supplies specialty chemicals to the pulp and paper industries. For the year ended 30 June 2003 the pulp and paper chemicals business had sales of some €10.5 million, primarily in Europe.

The trading results below have been extracted from the financial information relating to the Servo Group as set out in Part II of this document.

	Year ended 30 June		
	2003	**2002**	**2001**
	€ million	**€ million**	**€ million**
Group turnover	107.9	122.0	122.8
Operating profit	5.3	3.1	—
Associates—Champion-Servo	(1.0)	0.3	—
Associates—other	—	—	—
Associates—total	(1.0)	0.3	—
Profit on ordinary activities before interest	4.3	3.4	—
Net interest payable	(0.5)	(0.6)	(2.7)
Profit/(loss) on ordinary activities before tax	3.8	2.8	(2.7)
Tax on profit/(loss) on ordinary activities	(1.2)	(0.9)	0.1
Profit/(loss) on ordinary activities after tax	2.6	1.9	(2.6)
Minority interest—equity	—	(0.1)	—
Profit/(loss) for the financial year transferred to/(from) reserves	2.6	1.8	(2.6)

The financial statements of the Servo Group have been qualified by KPMG for the years ended 30 June 2002 and 30 June 2003 in respect of the financial information relating to the investment in the Champion-Servo joint venture. The reasons for this qualification are set out in note 1 of Part II (on page 20) of this document. However, on 20 April 2004, Servo signed an agreement to sell its 28% shareholding in Champion-Servo to Champion Netherlands B.V., a member of the Champion Group, as described in paragraph 6 below, and, as a result, Champion-Servo will not form part of the Enlarged Group on Completion. Given that Completion is conditional on completion of the sale of this investment, the Directors are satisfied that the fact that the said financial statements have been so qualified is not material in relation to Ordinary Shareholders' assessment of the Acquisition. Further financial information relating to the Servo Group is set out in Part II of this document. Shareholders should read the whole of this document and not rely solely on the summary financial information set out above.

4. Integration

Servo has been operated as a stand alone business by Sasol Surfactants and as a result has an experienced management team running the operational side of its business. Elementis intends

to integrate Servo fully following a similar integration plan to that successfully adopted in the OxyChem Acquisition.

Following Completion, Elementis, in conjunction with Elementis Specialties and the Servo Group's business, will conduct a thorough review of the Enlarged Group to determine the optimum deployment of assets and personnel, which will then be implemented as soon as possible.

It is currently envisaged that Servo will be integrated into the Elementis Specialties' business unit, retaining the Servo product brands where it is deemed commercially prudent to do so. Servo's primary manufacturing facility in Delden, The Netherlands will form a key part of Elementis Specialties' European manufacturing operations.

The Directors believe that the rationalisation and consolidation in Elementis Chromium, achieved following the OxyChem Acquisition, clearly demonstrates Elementis' ability to achieve post-acquisition integration cost savings and to realise economies of scale.

5. Principal terms of the Acquisition

Elementis B.V., a wholly owned subsidiary of Elementis, has entered into a conditional agreement to acquire, on a debt-free and cash-free basis, the entire issued share capital of Servo. The purchase price payable to Sasol Surfactants is approximately €48.5 million in cash and is subject to a completion adjustment to reflect the net working capital and net debt of the Servo Group at Completion.

The Acquisition is conditional, amongst other things, upon regulatory approvals, the completion of the sale of Servo's stake in Champion-Servo and, as stated above in view of its size, the approval of Elementis' Ordinary Shareholders. Shareholders should be aware that regulatory approvals (receipt of which are required before Completion can occur) may not have been received by the time of the Extraordinary General Meeting. However, the Directors expect that all conditions will be satisfied by 30 June 2004, when Completion is expected to take place.

As part of the Acquisition, Servo has entered into commercial arrangements with certain members of the Sasol Group (being the Sasol Manufacturing Agreement and the Sasol Supply Agreement) which are expected to be beneficial to the Enlarged Group's businesses in the future.

Summaries of the principal terms and conditions of the Acquisition Agreement (including the regulatory approvals required), the Sasol Manufacturing Agreement and the Sasol Supply Agreement are set out in Part IV of this document.

6. Arrangements with Champion

Servo has agreed to sell its 28% interest in Champion-Servo to a member of the Champion Group at the same time as Completion on the terms of the Champion Sale Agreement. Servo will retain the consideration from this transaction which will result in a net benefit for Elementis, as the acquiror of Servo, of approximately €4.25 million comprising approximately €1.75 million in cash and approximately €2.5 million in the form of a loan note guaranteed by Champion. The Directors consider that the value of the stake in Champion-Servo justifies the price which will be received by Servo under the Champion Sale Agreement. Completion of the Acquisition is conditional on the Champion Sale Agreement completing.

As part of the formation of the Champion-Servo joint venture, Servo entered into a long-term manufacturing and supply agreement with Champion-Servo. With effect from Completion, the existing manufacturing and supply agreement will be replaced by the new long-term Champion Manufacturing Agreement with Champion-Servo which the Directors consider will be overall on no less favourable terms than the existing agreement. Under this new agreement, Servo will be Champion's sole supplier for certain oilfield chemical products in the agreed Territory. The manufacture of oilfield chemicals will therefore continue to represent an important part of Servo's chemicals and specialty surfactants division.

A summary of the principal terms and conditions of the Champion Sale Agreement is included in Part V of this document.

7. Financing the Acquisition

Taking into account the net benefit of approximately €4.25 million to Elementis arising from the sale of Servo's stake in Champion-Servo, the total net cost of the Acquisition, including estimated associated transaction expenses of €3.25 million, will be approximately €47.5 million (being the net of €48.5 million less €4.25 million plus €3.25 million as referred to above). The Acquisition will be funded through Elementis' recently renewed committed multi-currency revolving credit facility established with a syndicate of banks led by The Royal Bank of Scotland plc. Further details of this bank facility are set out in Part V of this document.

At 31 December 2003, Elementis had net debt of approximately £46.9 million. The pro forma statement in Part III of this document shows (on the bases there set out) that, had the Acquisition been completed on 31 December 2003, Elementis would have had pro forma net debt of approximately £80.1 million. The pro forma effect of the Acquisition is set out in more detail in Part III of this document.

8. Current trading and prospects for the Enlarged Group

Elementis

As disclosed at Elementis' annual general meeting on 22 April 2004, during the first three months of 2004, sales in US dollars have moved ahead by approximately 6.5 per cent versus the same period last year. It is currently anticipated that operating profit at the half year will be significantly impacted by volume and product mix pressures in Elementis Chromium and inflationary cost pressures and the effect of a weaker Euro against Sterling across all businesses. Given current market trends it is, however, anticipated that an improvement in operating profit performance is likely to be evident in the second half of 2004.

Specialties

Elementis Specialties' sales in US dollars in the first three months of 2004 have shown good growth when compared with the same period in 2003, reflecting growth in all major market sectors and geographies. The critical North American coatings market has shown signs of a modest improvement in base demand. The performance of Elementis Specialties for 2004 will depend heavily on the strength of the mid-year seasonal demand peak in the coatings sector and on the continued success of new product introductions. Profit improvement is being constrained by rising raw material and energy costs and ERP system start up costs, although the benefits of the latter will begin to accrue later in the year.

Pigments

During the first three months of 2004, Elementis Pigments has achieved continued sales growth in US dollars, particularly in the construction sector. Margins are, however, under pressure due to upward raw material, energy and scrap steel price increases. Elementis Pigments has announced price increases of around 5 per cent, effective from March onwards. Pigments profitability will be negatively impacted in 2004 by the cost of the ERP system implementation and the start-up costs of the new plant in Taicang, China, with the benefits expected to be realised from 2005 onwards.

Chromium

As a result of the 10-15% phased price increase announced in December 2003, chromium chemicals prices have moved ahead in the first three months of 2004 from the lows reached in the fourth quarter of 2003, albeit with considerable variability and some volume losses. Most of the volume lost as a result of the de-registration of the arsenic-based wood preservative CCA has been replaced with new, but lower margin, business. Consideration of a chromium-based alternative to CCA by the US environmental protection agency is ongoing. The premium aerospace, refractory and pigment markets are showing signs of recovery and fixed costs are continuing to show a downward trend. Elementis anticipates that further market capacity rationalisation will occur during 2004, in particular in the Far East. With market indicators positive, further price increases will take place in July. Rising cost pressures, however, on freight, raw materials and energy and the weakening of the Euro are putting continued pressure on margins.

Elementis currently anticipates that Elementis Chromium will show a modest loss in the first half of 2004 and that a recovery in operating profit in Chromium as a result of overall market trends is likely to become evident in the second half of the year.

Specialty Rubber

Elementis Specialty Rubber has continued to show strong sales growth during the first three months of 2004, driven by expansion of its core businesses and demand growth in South Africa and Asia. Focus on emerging geographical markets is expected to sustain future growth and prices are being increased. As previously stated, ERP implementation costs and higher raw material prices are expected to impact on operating profit as the year progresses.

Servo

Despite significant growth in operating profit since the financial year ended 30 June 2001, the Servo Group has been affected over the period since 30 June 2003 by disruption to its business caused by the sale process, lower than anticipated orders received from Champion-Servo (which Servo's management attribute in part to the sale process) and the strengthening of the Euro against the US dollar. Other exceptional factors affecting the Servo Group performance over that period include a one-off charge in relation to severance pay to the former Servo Managing Director as well as an increased allocation by Sasol Surfactants of central management charges. Primarily as a result of these factors, Servo's operating profit for the period since 30 June 2003 to date, is not expected to reach the levels of the equivalent period last year.

However, the Directors are confident of enhancing the trading performance of Servo as part of the Enlarged Group in Elementis' current financial year. The Directors believe that this will be achieved by revenue enhancing measures, including removing uncertainty as to the business' future, increasing sales to the Champion Group under the Champion Manufacturing Agreement and by a reduction in costs.

The Enlarged Group

In summary, the Directors believe that in the future they and their management team will be able to progress further the trading performance of the Enlarged Group and see good opportunities to invest in, and to build upon, the respective strengths of each business in the Enlarged Group.

9. Extraordinary General Meeting

As stated above, completion of the Acquisition requires the approval of Ordinary Shareholders. There is a notice set out on page 43 of this document convening the Extraordinary General Meeting to be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, UK at 10.00 a.m. BST on 11 June 2004 at which the Ordinary Resolution will be proposed to seek such approval.

10. Action to be taken

Enclosed with this document is a form of proxy for use by Ordinary Shareholders at the Extraordinary General Meeting. Whether or not you propose to attend the meeting personally, you are urged to complete and return the form of proxy in accordance with the instructions printed thereon.

To be valid, forms of proxy must be lodged with Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8ZP, UK by 10.00 a.m. BST on 9 June 2004. The completion and return of a form of proxy will not preclude Ordinary Shareholders from attending and voting at the meeting in person should they so wish.

11. Further information

Your attention is drawn to the further information set out in Parts II to V of this document.

Shareholders should read the whole of this document and not rely solely on the information set out in this letter.

12. Recommendation

The Board of Directors, which has received financial advice from Deutsche Bank, considers the Acquisition to be in the best interests of the Company and its Ordinary Shareholders as a whole. In providing financial advice to the Directors, Deutsche Bank has relied upon the Directors' commercial assessment of the Acquisition.

The Directors unanimously recommend you to vote in favour of the Ordinary Resolution to approve the Acquisition to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings of an aggregate of 622,768 Ordinary Shares.

Yours faithfully,

Jonathan Fry

Chairman

Financial Information on the Servo Group

KPMG

KPMG LLP
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Tel +44 (0) 20 7311 4220
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

The Directors
Elementis plc
Elementis House
56 Kingston Road
Staines TW18 4ES
United Kingdom

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

20 May 2004

Dear Sirs

Sasol Servo B.V.

We report on the financial information set out in the Circular (as defined below) on pages 12 to 30. This financial information has been prepared for inclusion by Elementis plc (the "Company") in the circular dated 20 May 2004 issued by the Company regarding Sasol Servo B.V. (the "Circular").

Basis of preparation

The financial information set out in the Circular on pages 12 to 30 is based on the audited consolidated financial statements of Sasol Servo B.V. ("Servo") and of its subsidiary undertakings (collectively referred to as the "Servo Group") for the three years ended 30 June 2003 and was prepared on the basis set out in note 1, after making such adjustments as we considered necessary to conform to UK GAAP.

The financial information includes the results and net assets of Champion-Servo B.V., an associated undertaking of Servo. As stated in note 1 Servo has signed an agreement dated 20 April 2004 to sell its interest in Champion-Servo to Champion Netherlands B.V. and this associate therefore does not form part of the Servo Group to be acquired.

Responsibility

The financial statements are the responsibility of the directors of the management of Servo who approved their issue.

The Directors of the Company are responsible for the contents of the Circular in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board: however the scope of work was limited as explained below. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the financial statements which form the basis of the financial information set out in our report. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error. However, as explained in note 1 the evidence available to us was limited in respect of information and explanation provided to support:

- the carrying value under UK GAAP of the investment in Champion-Servo as at 30 June 2002 and 2003; and
- the share of Champion-Servo's profit or loss for the years ended 30 June 2002 and 2003.

Qualified opinion arising from limitation in scope of work

In our opinion the financial information gives, for the purposes of the Circular, a true and fair view of the state of affairs of the Servo Group as at 30 June 2001 and of the results, cash flows and recognised gains and losses for the year ended 30 June 2001.

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the Champion-Servo associate, in our opinion the financial information gives, for the purpose of the Circular a true and fair view of the state of affairs of the Servo Group as at 30 June 2002 and 30 June 2003 and of its results, cash flows and recognised gains and losses for the years ended 30 June 2002 and 30 June 2003.

Yours faithfully,

KPMG LLP

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

for the three years ended 30 June 2003

	Note	2003	2002	2001
		Year ended 30 June		
		€ million	€ million	€ million
Group turnover	3	107.9	122.0	122.8
Operating profit	4	5.3	3.1	–
Associates—Champion-Servo[1]		(1.0)	0.3	–
Associates—other		–	–	–
Associates—total		(1.0)	0.3	–
Profit on ordinary activities before interest		4.3	3.4	–
Net interest payable	5	(0.5)	(0.6)	(2.7)
Profit/(loss) on ordinary activities before tax	7,8,9	3.8	2.8	(2.7)
Tax on profit/(loss) on ordinary activities	6	(1.2)	(0.9)	0.1
Profit/(loss) on ordinary activities after tax		2.6	1.9	(2.6)
Minority interest—equity		–	(0.1)	–
Profit/(loss) for the financial year transferred to/ (from) reserves		2.6	1.8	(2.6)

There were no discontinued operations.

[1] The financial information presented is qualified in respect of this item as set out in note 1.

CONSOLIDATED BALANCE SHEETS

at 30 June 2001, 2002 and 2003

	Note	As at 30 June 2003	2002	2001
		€ million	€ million	€ million
Fixed assets				
Tangible fixed assets	10	23.1	23.0	22.8
Investment in associate—Champion-Servo[1]	11	6.0	8.5	—
Investment in associate—Other	11	0.2	0.3	0.2
Investments	11	6.2	8.8	0.2
		29.3	31.8	23.0
Current assets				
Stocks	12	16.4	16.1	19.6
Debtors	13	26.3	24.0	27.8
Cash at bank and in hand		0.9	1.4	1.4
		43.6	41.5	48.8
Creditors: amounts falling due within one year				
Borrowings	15	(1.4)	(4.4)	(2.5)
Creditors	14	(26.5)	(20.0)	(17.8)
		(27.9)	(24.4)	(20.3)
Net current assets		15.7	17.1	28.5
Total assets less current liabilities		45.0	48.9	51.5
Creditors: amounts falling due after more than one year				
Amounts due to parent undertaking		(11.2)	(15.7)	(18.0)
Government grants		(0.8)	(0.1)	(0.1)
Provisions for liabilities and charges	16	(3.2)	(3.2)	(2.8)
Net assets excluding net pension liability		29.8	29.9	30.6
Net pension liability	18	(2.5)	(2.9)	(3.9)
		27.3	27.0	26.7
Consolidated equity shareholders' funds		27.3	27.0	26.7
Minority interest		—	—	0.2
		27.3	27.0	26.9

1 The financial information presented is qualified in respect of this item as set out in note 1.

CONSOLIDATED CASH FLOW STATEMENTS

for the three years ended 30 June 2003

	Note	2003	2002	2001
		Years ended 30 June		
		€ million	€ million	€ million
Net cash inflow from operating activities	20	5.4	5.1	6.3
Dividends received from associates		2.0	—	—
Returns on investments and servicing of finance				
Interest received		—	0.1	0.1
Interest paid		(1.1)	(1.6)	(1.8)
		(1.1)	(1.5)	(1.7)
Taxation		0.6	(1.7)	(1.0)
Capital expenditure and financial investments				
Purchases of fixed assets (less grants received)		(3.5)	(4.9)	(5.7)
Disposals of fixed assets		—	1.2	—
Cash inflow (outflow) before use of liquid resources and financing		3.4	(1.8)	(2.1)
Financing				
(Decrease)/increase in borrowings repayable within one year		(3.0)	1.9	2.5
Increase/(decrease) in cash		0.4	0.1	0.4

CONSOLIDATED MOVEMENT IN NET BORROWINGS

for the three years ended 30 June 2003

	Years ended 30 June		
	2003	**2002**	**2001**
	€ million	**€ million**	**€ million**
Change in net borrowings resulting from cash flows:			
Increase in cash	0.4	0.1	0.4
Decrease/(Increase) in borrowings	3.0	(1.9)	(2.5)
Decrease/(Increase) in liquid resources	3.4	(1.8)	(2.1)
Currency translation differences	(0.9)	(0.1)	1.0
Decrease/(increase) in net borrowings	2.5	(1.9)	(1.1)
Net borrowings at beginning of the financial year	(3.0)	(1.1)	—
Net borrowings at end of the financial year	(0.5)	(3.0)	(1.1)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the three years ended 30 June 2003

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Profit/(loss) for the financial year	2.6	1.8	(2.6)
Actuarial gain/(loss) on pension and other post-retirement schemes	(0.4)	2.3	–
Deferred tax associated with pension and other post-retirement schemes	(1.0)	(1.2)	1.9
Currency translation differences	(0.9)	(2.6)	1.1
Total recognised gains and losses for the year	0.3	0.3	0.4

CONSOLIDATED RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS

for the three years ended 30 June 2003

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Profit/(loss) for the financial year transferred to/(from) reserves	2.6	1.8	(2.6)
Actuarial gain/(loss) on pension and other post-retirement schemes	(0.4)	2.3	—
Deferred tax associated with pension and schemes	(1.0)	(1.2)	1.9
Currency translation differences	(0.9)	(2.6)	1.1
Net increase/(decrease) in shareholders' funds	0.3	0.3	0.4
At beginning of the financial year	27.0	26.7	26.3
At end of the financial year	27.3	27.0	26.7

(forming part of the financial information)

1. Basis of preparation

Introduction

The Servo Group comprises the individual business operations as listed in note 22. This financial information has been prepared to show the state of affairs, profits and losses and cash flows of the Servo Group and has been prepared under the historical cost convention and in accordance with the applicable accounting standards in the United Kingdom as at 30 June 2003, except as explained below. The financial information is based on the audited consolidated financial statements of the Servo Group ('Accounts'), prepared in accordance with accounting principles generally accepted in The Netherlands, audited by PricewaterhouseCoopers NV and adjusted as necessary (and where possible) to conform to UK GAAP.

As set out above our work in respect of the Champion-Servo associate was limited. The Servo Group prepares its financial statements for each financial year ending on 30 June and accounts for its associated undertakings on a non-coterminous year basis. Champion-Servo prepares its financial statements for each financial year ending on 31 December and its most recent financial statements for the year ended 31 December 2003 have yet to be audited. Whilst under accounting principles generally accepted in The Netherlands the results of the Champion-Servo associate for its period ended 31 December 2002 and its net assets at that date have been reflected in the financial information of the Servo Group for the years ended 30 June 2002 and 30 June 2003, FRS 9 "Associates and joint ventures" requires that interests in associated undertakings are accounted for on a coterminous year basis.

On 20 April 2004 Servo entered into an agreement to sell its 28% shareholding in Champion-Servo to Champion Netherlands BV.

Our scope of work was limited in that Servo had no right under the terms of the shareholders' agreement relating to Champion-Servo to require that a third party auditor be given access to the financial statements of Champion-Servo and accordingly:

- we and Elementis sought but were unable to obtain access to such information and explanation relating to the financial statements of Champion-Servo for the year ended 31 December 2003;
- we and Elementis sought but were unable to obtain access to such information and explanation regarding the potential effect of these statements on the results reported by Champion-Servo in its financial statements for the period ended 31 December 2002; and
- we and Elementis sought but were unable to obtain access to such information and explanation to enable the interest in the Champion-Servo associate to be accounted for on a coterminous basis with the Servo Group.

As a result we were able neither to compile the financial information on a coterminous basis in respect of the Champion-Servo associate nor to convert the amounts for this associate from Dutch GAAP to UK GAAP.

As a result the share of the profit or loss of the Champion-Servo associate for the years ended 30 June 2002 and 30 June 2003 and the investment in the Champion-Servo associate as at 30 June 2002 and 30 June 2003 have been prepared in accordance with accounting principles generally accepted in The Netherlands and have not been subjected to adjustments necessary to conform to UK GAAP.

All transactions and balances between entities within the Servo Group have been eliminated.

Certain business management charges, financing and interest charges and taxation charges and related balance sheet positions and cash flows, in the financial information reflect the operational and management structure, which existed under Servo's ownership throughout the period under review. They are not necessarily representative of the profit and loss account charges, balance sheet assets or liabilities or cash flows of the Servo Group, which would arise under separate ownership by Elementis plc. Details of the way in which these items have been treated in the financial information are set out below.

Central management charges

During the period, central management charges, including, but not limited to, advice and support for management, administration and consultancy services, were charged based on an appropriate share or estimated use of these services. These costs may not be representative of the charges that will be incurred under ownership by Elementis. In the year ended 30 June 2003 these central management charges amounted to €0.7 million (2002: €0.3 million; 2001:€ nil million).

Financing and interest

The interest charges reported by Servo comprise the interest charges incurred by individual operations for specific external borrowings or financing from members of the Sasol Group.

Taxation (current and deferred)

The tax charge attributable to Servo is based on the charge as computed on a standalone basis. The provision is based upon the effective tax rate in the country where the earnings are recorded. Deferred tax represents the aggregation of the deferred tax assets and liabilities in the statutory entities dedicated to Servo.

2 Principal accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

Associated undertakings The Servo Group's share of the results and net assets of associated undertakings included in the consolidated profit and loss account and balance sheet are based on their financial statements for the relevant period ended 30 June 2003, excluding Champion-Servo as explained in note 1.

Turnover Turnover is based on the invoiced value of the sale of goods and services. It excludes sales between Servo Group undertakings, VAT and similar sales based taxes.

Foreign currencies Transactions in foreign currencies are recorded at the rates of exchange ruling at the date of the relevant transaction. Results of overseas undertakings are translated into Euro at the average rates of exchange ruling for the relevant period. Assets and liabilities overseas, and related borrowings, are translated into Euros at the exchange rates ruling at the relevant balance sheet date. Differences arising from the retranslation of opening net assets are dealt with through reserves.

Derivatives Gains and losses on forward foreign exchange contracts, which hedge future purchases and sales denominated in foreign currencies, are taken to the profit and loss account on maturity to match the underlying transactions. Unrealised gains and losses on interest rate swap agreements, which manage the interest rate exposure on borrowings, are carried forward so that the profit and loss account reflects the rate of interest applicable to the instrument which has been entered into.

Pension and other post retirement benefits In respect of the Servo Group's defined benefit scheme, the full service cost of pension provision for the period, together with the cost of any benefits relating to past service, is charged to the profit and loss account. The expected increase in the present value of scheme liabilities and the long-term expected return on assets based on the market value of the scheme assets at the start of the period, are included in the profit and loss account under 'net interest payable'. The difference between the market value of the assets of the scheme and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet, net of deferred tax. Any difference between the expected return on assets and that achieved is recognised in the statement of recognised gains and losses together with the difference from experience or assumption changes. The Servo Group also operates a small number of defined contribution schemes with contributions payable during the year which are charged to the profit and loss account.

Research, development and intangible assets Expenditure on research, development, patents and trademarks is written off through the profit and loss account in the year in which it is incurred.

Leased assets Rental costs arising from operating leases are charged against profit before interest as they arise.

Depreciation Freehold land is not depreciated. Leasehold property is depreciated over the period of the lease. Freehold buildings, plant and equipment, vehicles, fixtures and fittings are depreciated over their estimated useful lives on a straight-line basis. Estimates of useful lives of these assets are:

Buildings	10-50 years
Plant and equipment	2-20 years
Vehicles	2-10 years
Fixtures and fittings	3-20 years

Stocks are stated at cost or net realisable value, whichever is the lower. Cost, in the case of manufactured goods, includes direct and overhead expenses attributable to manufacture.

Taxation Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date and that will result in an obligation to pay more, or right to pay less or to receive more tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets.
- Provision is made for gains, which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is commitment to dispose of the replacement assets.
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet, dividends have been accrued as receivable.
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse.

Government grants Grants against capital expenditure from government and other bodies are accrued and released to the profit and loss account over the period during which the relevant assets are depreciated.

3. Segmental information

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Group turnover analysed by geographical markets			
North America	10.5	14.5	16.9
Europe	85.5	88.0	80.8
Rest of the World	11.9	19.5	25.1
	107.9	122.0	122.8

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Group turnover			
Chemicals and specialty surfactants	54.8	65.3	64.8
Coating additives	42.6	45.8	47.6
Pulp and paper chemicals	10.5	10.9	10.4
	107.9	122.0	122.8

In FY03 sales of oilfield chemicals included in chemicals and specialty surfactants amounted to €10.3 million (FY02: €3.4 million; FY01: Nil)

4. Supplementary profit & loss account information

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Turnover	107.9	122.0	122.8
Cost of sales	(71.9)	(83.1)	(82.9)
Gross profit	36.0	38.9	39.9
Distribution costs	(15.9)	(20.3)	(25.7)
Administrative expenses	(14.8)	(15.5)	(14.2)
Operating profit	5.3	3.1	—

There were no discontinued operations.

5. Net interest payable

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Interest payable:			
On bank loans	(0.1)	(0.1)	(0.1)
On other loans	(0.7)	(1.0)	(1.2)
Exchange differences on long term loans	—	—	(1.0)
On pension and post-retirement liabilities	(0.3)	(0.5)	(0.5)
	(1.1)	(1.6)	(2.8)
Interest receivable:			
Exchange differences on long term loans	0.6	0.9	—
On bank deposits	—	0.1	0.1
	0.6	1.0	0.1
	(0.5)	(0.6)	(2.7)

6. Taxation

a) Analysis of tax charge in the year

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Current tax:			
UK corporation tax at 30.0%	—	—	—
Double tax relief	—	—	—
Overseas corporation tax	(0.6)	(1.3)	—
Adjustments in respect of prior years	—	0.1	(0.1)
Recoverable ACT	—	—	—
Total current tax	(0.6)	(1.2)	(0.1)
Deferred tax:			
Adjustments in respect of prior years	—	—	—
Total deferred tax	(0.6)	0.3	0.2
Tax credit/(charge)	(1.2)	(0.9)	0.1

6. Taxation (continued)

b) Factors affecting tax charge for the year

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Profit/loss on ordinary activities before tax	3.8	2.8	(2.7)
Tax on ordinary activities at 30.0%	(1.1)	(0.8)	0.9
Expenses not deductible for tax purposes	0.8	—	(0.6)
Accelerated capital allowances	(0.3)	(0.2)	(0.3)
Deferred tax not provided on excess capital allowances and other timing differences	—	(0.3)	—
Prior year adjustments	—	0.1	(0.1)
Current tax (charge)/credit	(0.6)	(1.2)	(0.1)

c) Factors that may affect future tax charges

The total tax charge in future periods will be affected by the use of unprovided tax losses and the Dutch rate of corporation tax.

7. Fees paid to auditors

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Audit fees and expenses	0.2	0.4	0.5
Other fees paid to the Servo Group's auditors:			
Accounting	—	—	0.3

8. Employees

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Employee costs:			
Wages and salaries	13.2	15.3	16.1
Social security costs	3.2	3.3	4.0
Pension costs (including other post-retirement costs)	0.6	3.0	1.3
	17.0	21.6	21.4

	2003 Number	2002 Number	2001 Number
Average number of persons employed	329	343	378

9. Directors' emoluments

	Year ended 30 June 2003							
	Salary & fees	Bonus	Total emoluments excluding pension contributions	Year ended 30 June 2002 total emoluments excluding pension contributions	Year ended 30 June 2001 total emoluments excluding pension contributions	Year ended 30 June 2003 total pension contributions	Year ended 30 June 2002 total pension contributions	Year ended 30 June 2001 total pension contributions
Directors' emoluments	**€000**	**€000**	**€000**	**€000**	**€000**	**€000**	**€000**	**€000**
Executive director	179	36	215	281	225	17	24	22

Two Supervisory Board directors were paid fees of €8,000 per annum each for the financial years ended 30 June 2001, 30 June 2002 and 30 June 2003.

10. Tangible fixed assets

	Land and buildings	Plant and machinery	Under construction	Total
	€ million	€ million	€ million	€ million
Cost				
At 1 July 2000	14.1	57.1	–	71.2
Additions	0.8	3.9	1.0	5.7
Currency translation differences	0.3	0.2	–	0.5
At 1 July 2001	**15.2**	**61.2**	**1.0**	**77.4**
Additions	0.4	4.1	0.4	4.9
Disposals	(0.3)	(1.4)	–	(1.7)
Contribution to Champion-Servo	–	(1.0)	–	(1.0)
Currency translation differences	–	(0.1)	–	(0.1)
At 1 July 2002	**15.3**	**62.8**	**1.4**	**79.5**
Additions	1.3	2.2	–	3.5
Transfers	–	1.4	(1.4)	–
At 30 June 2003	**16.6**	**66.4**	**–**	**83.0**
Depreciation				
At 1 July 2000	8.9	43.0		51.9
Charge for the year	0.6	2.0		2.6
Currency translation differences	–	0.1		0.1
At 1 July 2001	**9.5**	**45.1**		**54.6**
Charge for the year	0.6	2.9		3.5
Disposals	–	(1.0)		(1.0)
Contribution to Champion-Servo	–	(0.6)		(0.6)
At 1 July 2002	**10.1**	**46.4**		**56.5**
Charge for the year	0.6	2.7		3.3
Currency translation differences	–	0.1		0.1
At 30 June 2003	**10.7**	**49.2**		**59.9**
Net book value				
At 30 June 2003	**5.9**	**17.2**	**–**	**23.1**
At 30 June 2002	5.2	16.4	1.4	23.0
At 30 June 2001	5.7	16.1	1.0	22.8

Servo Group capital expenditure contracted at 30 June 2003 but not provided for in these financial statements amounted to €1.4 million. In each year the following amounts were released to the profit and loss account in respect of government grants received: FY2003: €0.1 million (FY2002: nil; FY2001: nil).

11. Investments – Associates

	Shares at cost	Share of post acquisition reserves	Total
	€ million	€ million	€ million
At 1 July 2000 and 2001	0.2	–	0.2
Additions	8.3	–	8.3
Share of retained profit/(loss)	–	0.3	0.3
At 1 July 2002	8.5	0.3	8.8
Recalculation of Champion-Servo contribution	0.5	–	0.5
Dividends received from associates	(2.0)	–	(2.0)
Share of retained profit/(loss)	–	(1.1)	(1.1)
At 30 June 2003	**7.0**	**(0.8)**	**6.2**

11. Investments – Associates (continued)

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Analysis:			
Nuodex Italiana Srl	—	—	—
Nuodex Mexicana SA de CV	0.2	0.3	0.2
Champion-Servo B.V.	6.0	8.5	—
	6.2	8.8	0.2

12. Stocks

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Raw materials and consumables	2.2	3.1	2.7
Finished goods and goods purchased for resale	14.2	13.0	16.9
	16.4	16.1	19.6

13. Debtors – falling due within one year

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Trade debtors	13.9	16.5	23.9
Amounts due from parent undertaking	0.3	0.1	—
Amounts due from associate undertakings	9.0	4.3	0.1
Corporation tax receivable	—	—	1.3
Deferred tax assets (note 17)	—	—	0.2
Other debtors	2.7	2.7	1.7
Prepayments and accrued income	0.4	0.4	0.6
	26.3	24.0	27.8

Amounts due from associate undertakings represent those amounts due from Servo's 28% interest in Champion-Servo.

14. Creditors

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Trade creditors	8.0	8.7	9.0
Corporate tax payable	1.8	1.5	—
Other taxes and social security costs	0.3	0.3	0.3
Other creditors	0.4	0.8	1.0
Accruals and deferred income	2.1	2.2	2.5
Amounts due to parent undertaking	13.6	6.3	4.1
Amounts due to associate undertakings	0.3	0.2	0.9
	26.5	20.0	17.8

15. Financial instruments

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. Policies in respect of financial instruments are contained within the accounting policies.

15. Financial instruments (continued)

(a) Cash at bank and in hand

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Cash at bank	0.9	1.4	1.4

Cash at bank is primarily held in Euros.

(b) Borrowings

	Servo Group		
	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Borrowings repayable within one year	1.4	4.4	2.5
Bank borrowings – repayable:			
In one year or less on demand	1.4	4.4	2.5

Bank borrowings are unsecured.

The Servo Group had undrawn committed facilities available to it at 30 June 2003 of €12.9 million.

All borrowings at 30 June 2003 and 30 June 2002 and 30 June 2001 were at floating rates and were denominated in Euros.

(c) Fair values and hedges

The estimated fair value of the Servo Group's financial investments is summarised below:

	Years ended 30 June					
	2003		2002		2001	
	Book value	Market value	Book value	Market value	Book value	Market value
	€ million	€ million	€ million	€ million	€ million	€ million
Derivatives used to hedge currency exposure of the business:						
Forward foreign currency contracts	1.3	1.3	3.5	3.9	5.6	5.3

Derivatives:

The value of derivatives is the estimated amount, based on current market rates, which the Servo Group would expect to pay or receive were it to terminate the derivatives at the balance sheet date.

(d) Monetary assets and liabilities

The value of monetary assets and liabilities of the Servo Group not held in functional currencies and not hedged at 30 June was as follows:

	Sterling	US dollar	2003 Total
	€ million	€ million	€ million
Functional currency:			
Euro	0.1	0.1	0.2

	Sterling	US dollar	2002 Total
	€ million	€ million	€ million
Functional currency:			
Euro	0.1	0.6	0.7

	Sterling	US dollar	2001 Total
	€ million	€ million	€ million
Functional currency:			
Euro	—	0.1	0.1
Other	—	0.1	0.1

16. Provisions

	Deferred tax	Environmental	Restructuring	Total
	€ million	€ million	€ million	€ million
At 1 July 2000	—	1.9	—	1.9
Charge/(credit) to profit and loss account	2.0	0.1	—	2.1
Utilised during the year	(1.1)	(0.1)	—	(1.2)
Currency translation differences	—	—	—	—
At 1 July 2001	0.9	1.9	—	2.8
Charge/(credit) to profit and loss account	(0.2)	—	0.8	0.6
Utilised during the year	—	(0.2)	—	(0.2)
Currency translation differences	—	—	—	—
At 1 July 2002	0.7	1.7	0.8	3.2
Charge/(credit) to profit and loss account	1.0	(0.3)	—	0.7
Utilised during the year	—	(0.1)	(0.8)	(0.9)
Currency translation differences	—	0.2	—	0.2
At 30 June 2003	1.7	1.5	—	3.2

Environmental provisions relate to decontamination of the Delden site. Restructuring provisions relate to the liquidation of PT Servo Indonesia.

17. Deferred Tax

	€ million
At 1 July 2000	—
Charge/(credit) to profit and loss account	0.2
Utilised during the year	1.4
Currency translation differences	—
At 1 July 2001	1.6
Charge/(credit) to profit and loss account	(0.1)
Utilised during the year	(0.9)
Currency translation differences	—
At 1 July 2002	0.6
Charge/(credit) to profit and loss account	(0.6)
Utilised during the year	(0.4)
Currency translation differences	—
At 30 June 2003	(0.4)

Deferred tax comprises:

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Accelerated capital allowances	(1.0)	(0.9)	0.3
Other timing differences	0.6	1.5	1.3
	(0.4)	0.6	1.6
Included in:			
Provisions	(1.7)	(0.7)	(0.9)
Debtors	—	—	0.2
Pensions	1.3	1.3	2.3
	(0.4)	0.6	1.6

18. Pensions and other post retirement benefits

Servo has a defined benefit pension plan for Dutch employees. Benefits are based on average salary years of employment. An actuarial valuation of the plan was carried out as at 30 June 2003 for international accounting purposes.

The major assumptions for the FRS 17 disclosures were:

	30 June 2003	30 June 2002	30 June 2001
Rate of increase in salaries	**2.5%**	**3.5%**	**3.5%**
Rate of increase in pensions in payment	**2.0%**	**2.5%**	**2.5%**
Discount rate	**5.0%**	**5.0%**	**5.0%**
Inflation assumption	**2.0%**	**2.5%**	**2.5%**

The net pension liability was as follows:

	Expected long-term rate of return at year end					
	30 June 2003		30 June 2002		30 June 2001	
	%	€ million	%	€ million	%	€ million
Insurance policies	5.0%	23.8	5.0%	20.4	5.0%	18.5
Total market value of assets		23.8		20.4		18.5
Present value of scheme liabilities		(27.6)		(24.6)		(24.7)
Deficit in the scheme		(3.8)		(4.2)		(6.2)
Related deferred tax asset		1.3		1.3		2.3
Net pension liability		**2.5**		**2.9**		**3.9**

The following amounts have been recognised in the financial statements in the year to 30 June:

	30 June 2003	30 June 2002	30 June 2001
	€ million	€ million	€ million
Consolidated profit and loss account			
Current service cost	(0.9)	(1.1)	(1.1)
Settlement gain	—	0.3	—
Total operating charge	**(0.9)**	**(0.8)**	**(1.1)**
Net interest payable			
Expected return on pension scheme assets	1.1	1.0	1.0
Interest on pension scheme liabilities	(1.3)	(1.4)	(1.4)
Net return	(0.2)	(0.4)	(0.4)
Net profit and loss account charge	(1.1)	(1.2)	(1.5)
Statement of total recognised gains and losses			
Actual return less expected return on pension scheme assets	0.2	1.9	—
Experience (losses)/gains arising on pension scheme liabilities	(4.3)	0.4	—
Changes in assumptions underlying the present value of the scheme liabilities	3.7	—	—
Actuarial (loss)/gain recognised	(0.4)	2.3	—
Movement in deficit during the year			
Deficit in schemes at beginning of the year	(4.2)	(6.2)	(5.6)
Total operating charge	(0.9)	(0.8)	(1.1)
Contributions (incl. member contributions)	1.9	0.9	0.9
Net interest payable	(0.2)	(0.4)	(0.4)
Actuarial (loss)/gain	(0.4)	2.3	—
Deficit in schemes at end of the year	**(3.8)**	**(4.2)**	**(6.2)**

Employer contributions in 2003 were €1.8 million. Expected contributions for the year to 30 June 2004 are €1.1 million.

18. Pensions and other post retirement benefits (continued)

Details of experience gains and losses for the year to 30 June:

	30 June 2003	30 June 2002	30 June 2001
	€ million	€ million	€ million
Difference between the expected and actual return on scheme assets:			
Amount	0.2	1.9	–
Percentage of scheme assets	1.0%	9.2%	–
Experience gains and losses on scheme liabilities:			
Amount	(4.3)	0.4	–
Percentage of present value of scheme liabilities	(15.5)%	1.4%	–
Total amount recognised in statement of total recognised gains and losses:			
Amount	(0.4)	2.2	–
Percentage of present value of scheme liabilities	(1.3)%	9.1%	–

19. Contingent liabilities

Bank guarantees amount to €0.3 million (FY2002: €0.5 million; FY2001: nil).

Servo acts as guarantor up to a maximum sum of its net equity of the Sasol Group financing for the acquisition by Sasol Limited in 2001 of RWE Dea's chemicals business.

20. Net cash inflow from operating activities

	Years ended 30 June		
	2003	2002	2001
	€ million	€ million	€ million
Operating profit/(loss)	5.3	3.1	–
Depreciation (less grants credited)	3.3	3.5	2.6
Earnings before interest, tax, depreciation and amortisation	8.6	6.6	2.6
(Increase)/decrease in stocks	(0.3)	(0.3)	(0.7)
(Increase)/decrease in debtors	(3.8)	(3.1)	(0.6)
Increase/(decrease) in creditors	1.9	0.5	4.6
Provisions movement	(1.2)	1.0	–
Pension contributions net of current service cost	0.2	0.4	0.4
Net cash inflow from operating activities	5.4	5.1	6.3

21. Post balance sheet events

In August, 2003 Servo terminated the employment of a director with effect from 31 December, 2003. Compensation for loss of office amounted to €1.0 million.

On 20 April 2004 Servo signed an agreement to sell its 28% shareholding in Champion-Servo to Champion Netherlands B.V.

22. Principal companies

Name	Country	% owned
Subsidiaries:		
CONDEA Servo LLC	USA	100
PT Servo Indonesia (in liquidation)	Indonesia	80
Associates:		
Champion-Servo BV	Netherlands	28
Nuodex Italiana Srl	Italy	33
Nuodex Mexicana SA de CV	Mexico	40

Unaudited pro forma statement of net assets

The following is the text of a letter addressed to Elementis and Deutsche Bank from KPMG LLP, the reporting accountants, on the unaudited pro forma statement of combined net assets of the Enlarged Group:

KPMG

KPMG LLP
8 Salisbury Square Tel +44 (0) 20 7311 4220
London EC4Y 8BB Fax +44 (0) 20 7311 3311
United Kingdom DX 38050 Blackfriars

Private & confidential
The Directors
Elementis plc
Elementis House
56 Kingston House
Staines
TW18 4ES

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London
EC2N 2DB

20 May 2004

Dear Sirs

Elementis plc

We report on the pro forma net asset statement set out in Part III of the circular dated 20 May 2004, which has been prepared, for illustrative purposes only, to provide information about how the acquisition of Sasol Servo B.V. by a member of Elementis plc's group of companies might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Elementis plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Elementis plc.

Opinion

In our opinion:

- the pro forma net assets statement has been properly compiled on the basis stated
- such basis is consistent with the accounting policies of Elementis plc; and
- the adjustments are appropriate for the purposes of the pro forma net assets statement as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG LLP

Pro forma net assets statement

The following unaudited pro forma statement of combined net assets of the Enlarged Group (the "Pro Forma Statement") has been prepared on the bases set out in the notes below and is presented for illustrative purposes only to provide information on how the net assets of the Elementis Group might have been affected had the Acquisition been completed on 31 December 2003. The Pro Forma Statement, because of its nature, may not give a true picture of the Enlarged Group's financial position following the Acquisition.

		Adjustments		
	Elementis Group at 31 December 2003	Servo as at 30 June 2003	Acquisition adjustments	Pro forma Enlarged Group
	(Note 1) £m	(Note 2) £m	(Note 3) £m	£m
Fixed assets				
Goodwill / intangible assets	159.3	–	4.0[(a)]	163.3
Tangible assets	157.7	16.3	–	174.0
Investments	3.2	4.4	(4.0)[(b)]	3.6
	320.2	20.7	–	340.9
Current assets				
Stocks	54.4	11.6	–	66.0
Debtors	68.9	12.2	1.7[(d)]	82.8
Amounts due from associated undertaking – Champion-Servo	–	6.3	(3.3)[(c)]	3.0
Cash at bank and in hand	23.8	0.6	0.6[(e)]	25.0
	147.1	30.7	(1.0)	176.8
Creditors: amounts falling due within one year				
Borrowings	(5.3)	(1.0)	1.0[(f)]	(5.3)
Creditors	(63.5)	(18.7)	7.4[(g)]	(74.8)
	(68.8)	(19.7)	8.4	(80.1)
Net current assets	78.3	11.0	7.4	96.7
Total assets less current liabilities	398.5	31.7	7.4	437.6
Creditors: amounts falling due after more than year				
Borrowings	(65.4)	(7.9)	(26.5)[(h)]	(99.8)
Government grants	(1.3)	(0.6)	–	(1.9)
	(66.7)	(8.5)	(26.5)	(101.7)
Provisions for liabilities and charges	(24.8)	(2.3)	–	(27.1)
Net pension liability	(52.8)	(1.8)	–	(54.6)
Net Assets	254.2	19.1	(19.1)	254.2
Net debt (Note 4)	(46.9)	(15.7)	(17.5)	(80.1)

Notes:

1 Extracted without material adjustment from the audited consolidated balance sheet of Elementis as at 31 December 2003 as set out in the audited results for the year ended 31 December 2003.

2 Extracted without material adjustment from the balance sheet of Servo as at 30 June 2003 as set out in Part II of this document and translated into Sterling at an exchange rate of €0.705 to £1, being the rate in effect at close of business on 31 December 2003 (as published by Datastream).

3 The acquisition adjustments comprise:

(a) intangible assets of £4.0 million being the difference between the adjusted net assets acquired of £30.4 million (see below) and the consideration for the acquisition of Servo of £34.4 million by Elementis.

A reconciliation of Servo's net assets as at 30 June 2003 of £19.1 million to Servo's adjusted net assets of £30.4 million is set out below:

	Note	£m
Servo Net assets		19.1
Servo Net debt		15.7
Elimination of investment in Champion-Servo	3 (b)	(4.0)
Reduction in amounts receivable from Champion-Servo	3 (c)	(3.3)
Promissory note from unwinding of Champion-Servo	3 (d)	1.7
Cash from unwinding of Champion-Servo	3 (e)	1.2
Servo adjusted net assets		30.4

The gross consideration for the acquisition of Servo by Elementis of £34.4 million represents consideration of €48.5 million plus transaction costs of €3.25 million translated into Sterling at an exchange rate of 0.665 to £1 being the rate in effect at the close of business on 20 April 2004 (being the latest practicable date prior to the signing of the Acquisition Agreement);

(b) Eliminating the investment of £4.0 million in the Champion-Servo associate which represents €6.0 million translated into Sterling at an exchange rate of €0.665 to £1 being the rate in effect at the close of business on 20 April 2004 (being the latest practicable date prior to the signing of the Acquisition Agreement);

(c) Eliminating amounts totalling approximately £3.3 million received in respect of the Champion-Servo associate, which are not to be acquired by Servo as part of the Champion Sale Agreement (being approximately €5.0 million translated into Sterling at an exchange rate of €0.665 to £1, being the rate in effect at the close of business on 20 April 2004 (being the latest practicable date prior to the signing of the Acquisition Agreement));

(d) the recognition of a promissory note debtor of £1.7 million (being approximately €2.5 million equivalent of the US$3.0 million promissory note, such € amount being translated into Sterling at an exchange rate of €0.665 to £1, being the rate in effect at the close of business on 20 April 2004 (being the latest practicable date prior to the signing of the Acquisition Agreement)) forming part of the total net consideration of approximately £2.9 million (being €4.25 million total net consideration translated into Sterling at an exchange rate of €0.665 to £1 being the rate in effect at the close of business on 20 April 2004 (being the latest practicable date prior to the signing of the Acquisition Agreement)), which will benefit Elementis and is due to Servo for the unwinding of an historical associate under the Champion Sale Agreement;

(e) £0.6 million, comprising:

(i) net cash of £1.2 million (forming part of the total net consideration of approximately £2.9 million (being €4.25 million total net consideration translated into Sterling at an exchange rate of €0.665 to £1 being the rate in effect at the close of business on 20 April 2004 (being the latest practicable date prior to the signing of the Acquisition Agreement)), which will benefit Elementis and is due to Servo for the unwinding of an historical associate under the Champion Sale Agreement);

(ii) less Servo's cash balance of £0.6 million, which is not being acquired (being €0.9 million translated into Sterling at an exchange rate of €0.705 to £1 being the rate in effect at the close of business on 31 December 2003);

(f) Eliminating all Servo's external borrowings, which are not being acquired, amounting to £1 million (being €1.4 million translated into Sterling at an exchange rate of €0.705 to £1 being the rate in effect at the close of business on 31 December 2003);

(g) Eliminating £7.4 million of intercompany financing balances with members of the Sasol Group (being approximately €10.5 million of Servo's €13.6 million of intercompany balances with members of the Sasol Group, which is not being acquired, translated into Sterling at an exchange rate of €0.705 to £1 being the rate in effect at the close of business on 31 December 2003); and

(h) £26.5 million comprising:

(i) the gross consideration for the acquisition of Servo by Elementis of £34.4 million, being the consideration of €48.5 million plus transaction costs of €3.25 million translated into Sterling at an exchange rate of €0.665 to £1 being the rate in effect at the close of business on 20 April 2004 (being the latest practicable date prior to the signing of the Acquisition Agreement);

(ii) less the elimination of £7.9 million of Servo's borrowings which will be repaid on Completion, being €11.2 million due from Servo to its parent undertaking translated into Sterling at an exchange rate of €0.705 to £1 being the rate in effect at the close of business on 31 December 2003.

4 Net debt includes borrowings, liquid resources and cash. Servo's net debt includes inter-company financing from members of the Sasol Group. £17.5 million comprises £15.7 million of Servo net debt less consideration for the acquisition of Servo of £34.4 million by Elementis plus £1.2 million of cash.

5 The pro forma financial information on the Enlarged Group does not take into account any fair value adjustments that may be required as a result of this acquisition or any costs of acquisition. Such adjustments will be finalised on Completion.

6 Except for those noted above, no adjustments have been made in respect of trading or other transactions of the Elementis Group since 31 December 2003 or of Servo since 30 June 2003.

PART IV

Summaries of the principal terms and conditions of the Acquisition Agreement, the Sasol Manufacturing Agreement and the Sasol Supply Agreement

Acquisition Agreement

Pursuant to an agreement dated 21 April 2004 made between Elementis B.V., a wholly owned subsidiary of Elementis, and Sasol Surfactants, a wholly owned subsidiary of Sasol, Elementis B.V. has conditionally agreed to acquire the entire issued share capital of Servo. The stated purchase price of €48.5 million is subject to a completion adjustment to reflect the net working capital and net debt of the Servo Group at Completion. The terms of the agreement provide that only €750,000 of the total consideration due to Servo under the Champion Sale Agreement will be taken into account for the purposes of calculating this adjustment. The payment obligations of Elementis B.V. are guaranteed by Elementis.

Completion of the Acquisition is conditional, among other things, on: (i) appropriate regulatory clearances being obtained, or applicable waiting periods having expired, in Germany and Spain; (ii) the filing of details (but not clearance) of the Acquisition with the regulatory authorities in Brazil; (iii) no material adverse facts or circumstances relating to the Servo Group having arisen; (iv) the Acquisition being approved by the Ordinary Shareholders of Elementis; (v) the release of each member of the Servo Group from all obligations towards any financing banks and from any guarantees or indemnities given or incurred by any member of the Servo Group for the benefit of any member of the remaining Sasol Group; (vi) completion of the Champion Sale Agreement; and (vii) approval by the South African Reserve Bank (which, as Sasol Surfactants informed Elementis on 4 May 2004, has already been given). In addition to the foregoing there are other conditions to Completion which have not been summarised since the Directors believe that these conditions are not sufficiently material to warrant being summarised. If any of the conditions has not been satisfied or waived (as applicable) by 31 August 2004 both parties have a right to rescind the agreement.

Prior to entering into the Acquisition Agreement and in order to reflect the terms of the arrangements under which the Sasol Group and Servo had been operating prior to the date of the Acquisition Agreement, members of the Sasol Group and Servo entered into the Sasol Manufacturing Agreement and the Sasol Supply Agreement. The terms of both of these agreements are described in further detail below.

At Completion, Elementis B.V. will repay on Servo's behalf all loans outstanding to Servo from Sasol Chemie GmbH & Co KG (being a wholly owned subsidiary of Sasol). As stated above, since the purchase price of €48.5 million is subject to a completion adjustment to reflect the net debt of the Servo Group at Completion, such repayment will not increase the total net cost of the Acquisition to Elementis.

Sasol Surfactants has given an undertaking that it will not, for a period of two years from Completion, compete for certain customers and with certain products of the Servo Group.

The agreement contains a number of general warranties by Sasol Surfactants together with specific tax and environmental indemnities and an indemnity to cover certain claims which may be made against Servo under the terms of the Champion Sale Agreement. Sasol Surfactants' liability under the agreement is limited to 75% of the purchase price paid for the shares except where the liability relates to the tax or environmental indemnity in which case its liability is unlimited albeit that in the case of the environmental indemnity Sasol Surfactants is only obliged to indemnify Elementis B.V. against a proportion (up to 80%) of any remedial costs incurred by it and such proportion decreases over time. Elementis is only entitled to receive damages pursuant to any claim under the warranties in so far as the aggregate damages relating to all such claims exceed €1 million and then only for any amount awarded in excess of €1 million. Any claims made under the tax indemnity and environmental indemnity (in the latter case, where the claim relates to an undisclosed liability) must exceed €100,000 but once this threshold is reached the full amount of any successful claim is payable. Any claim under the agreement must be made within three years of Completion unless it is either: (i) a claim under the tax indemnity, in which case it must be made within four years, in so far as it relates to Dutch tax, within seven years, in so far as it relates to US tax and within five years, in so far as it relates to tax arising in any other jurisdiction; or (ii) a claim under the indemnity in relation to the Champion Sale Agreement, in which case it must be made within four years unless it relates to a defect in the title to the shares sold in which case there is no time limit; or (iii) a claim under

the environmental indemnity where, in certain circumstances, claims may be made up to 10 years after Completion. In addition to the warranty and indemnity protection provided by Sasol Surfactants as described above, Sasol Surfactants has also agreed to assign to Elementis B.V. the benefit of an environmental indemnity in relation to Servo given by a prior owner of Servo which was, in turn, assigned to Sasol Surfactants as part of the terms of its acquisition of Servo from RWE Dea.

Sasol Manufacturing Agreement

Prior to the date of the Acquisition Agreement, Servo and Sasol Surfactants entered into an agreement pursuant to which Servo undertakes to deliver to Sasol Surfactants and its affiliates all of their projected requirements of certain listed products. In consideration for this, Sasol Surfactants undertakes to order from Servo all of its and its affiliates projected requirements for such products. Servo also has the right of first refusal to supply certain quantities in excess of the projected requirements. The term of the agreement is until 31 December 2007 but it will be automatically renewed for further periods of one year thereafter unless terminated by either party giving six months' notice prior to the end of the then current term. It may also be terminated by Servo if the Sasol Supply Agreement is terminated due to default by Sasol Surfactants or any of its affiliates.

Sasol Supply Agreement

Prior to the date of the Acquisition Agreement, Servo and Sasol Germany entered into an agreement pursuant to which Sasol Germany undertakes to supply Servo with certain listed products at "a favourable market price" and one produced at a "cost plus price" (both expressions as defined in the agreement). The term of the agreement is until 31 December 2007 but it will be automatically renewed for further periods of one year thereafter unless terminated by either party giving three months' notice prior to the end of the then current term.

PART V

Additional information

1. Responsibility

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of Elementis

The Directors of Elementis and their principal functions are as follows:

Jonathan Fry	(Chairman)
Geoff Gaywood	(Chief Executive)
Brian Taylorson	(Finance Director)
Philip Brown	(Company Secretary)
Michael Hartnall	(Non-executive Director)
Edward Wilson	(Non-executive Director)

3. Registered office

The Company's registered office and principal place of business is at Elementis House, 56 Kingston Road, Staines TW18 4ES, UK.

4. Directors' and other interests

As at 19 May 2004 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors and their immediate families in the share capital of Elementis which (i) have been notified to the Company pursuant to sections 324 or 328 of the Act; or (ii) are required to be entered in the register maintained by the Company pursuant to section 325 of the Act; or (iii) are (so far as is known or could with reasonable due diligence be ascertained by the relevant Director) interests of a person connected with a Director which would require to be disclosed under (i) or (ii) above if they were interests of that Director are set out in paragraphs 4(a) and 4(b) below:

(a) Ordinary Shares and Redeemable B Shares

Director	Number of Ordinary Shares	Redeemable B Shares
Jonathan Fry	140,240	–
Geoff Gaywood	125,000	–
Brian Taylorson	70,000	–
Philip Brown	100,278	–
Michael Hartnall	156,000	–
Edward Wilson	31,250	–

(b) Options over Ordinary Shares

Director	Option Type	Ordinary Shares	Exercise price	Date from which exercisable	Expiry date
Geoff Gaywood	Performance Share Plan	648,866	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Scheme	75,501	21.9p	1.6.2007	1.12.2007
	Executive Share Option Scheme 2003	2,217,391	24.8p	29.4.2006	29.4.2013
		1,034,286	35.0p	28.4.2007	28.4.2014
Brian Taylorson	Performance Share Plan	372,795	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Scheme	75,501	21.9p	1.6.2007	1.12.2007
	Executive Share Option Scheme 2003	1,258,696	24.8p	29.4.2006	29.4.2013
		642,857	35.0p	28.4.2007	28.4.2014
Philip Brown	Performance Share Plan	151,656	1.0p	1.1.2004	31.1.2008
		303,879	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Scheme	43,339	21.9p	1.6.2005	1.12.2005
	Executive Share Option Scheme 1987*	28,204	184.8p	13.9.1997	13.9.2004
		36,957	152.5p	19.9.1998	19.9.2005
		43,756	132.8p	5.11.1999	5.11.2006
	Executive Share Option Scheme 2003	695,652	24.8p	29.4.2006	29.4.2013
		388,571	35.0p	28.4.2007	28.4.2014

* The share options granted to Philip Brown under the Executive Share Option Scheme 1987 before 1995 date back to a period when it was not market practice to link options being exercisable to the satisfaction of a performance condition. Options granted on or after 1995 under that Scheme will only become exercisable if the growth in the earning per share ("EPS") exceeds the growth in the Retail Price Index ("RPI") by 6% (an average of 2% per annum above RPI on a non cumulative basis) over any three year period during the life of the option. If the required increase in EPS is not met after the first three year period, the performance target may be tested against subsequent three year periods until the option lapses which occurs on the tenth anniversary of the date of the grant.

5. Directors' service contracts

Save as disclosed below, there are no service contracts with any of the Directors with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of any amount which equals or exceeds one year's salary and benefits in kind.

The executive Directors have service agreements with the Company as follows:

Geoff Gaywood is employed by Elementis pursuant to a service agreement dated 1 October 2001. His employment continues until terminated by not less than 12 months' notice by either party. Mr Gaywood is entitled to a basic salary of £362,000 per annum and an annual supplement of £136,500 paid as compensation for the limitation of his pension rights to the Inland Revenue earnings cap. In addition, Mr Gaywood is entitled to participate in an executive bonus scheme with bonus level and targets set by the Company's remuneration committee. He also participates in the Company's pension scheme. Mr Gaywood's additional benefits include participation in the Share Option Schemes, an annual car allowance of £12,000, reimbursement of business expenses and participation in the Company's life assurance and private medical insurance schemes.

Brian Taylorson is employed by Elementis pursuant to a service agreement dated 2 April 2002. His employment continues until terminated by not less than 12 months' notice by either party. Mr Taylorson is entitled to a basic salary of £225,000 per annum and an annual supplement of £66,711 paid as compensation for the limitation of his pension rights to the Inland Revenue earnings cap. In addition, Mr Taylorson is entitled to participate in an executive bonus scheme with bonus level and targets set by the Company's remuneration committee. He also

participates in the Company's pension scheme. Mr Taylorson's additional benefits include participation in the Share Option Schemes, an annual car allowance of £12,000, reimbursement of business expenses and participation in the Company's life assurance and private medical insurance schemes.

Philip Brown is employed by Elementis pursuant to a service agreement dated 8 September 2000. His employment continues until terminated by not less than 12 months' notice by either party. Mr Brown is entitled to a basic salary of £170,000 per annum. In addition, Mr Brown is entitled to participate in an executive bonus scheme with bonus level and targets set by the Company's remuneration committee. He also participates in the Company's pension scheme and the Company has undertaken to provide benefits to him on an unfunded basis equivalent to the entitlements which cannot be provided by the Company's scheme. Mr Brown's additional benefits include participation in the Share Option Schemes, a company car, reimbursement of business expenses and participation in the Company's life assurance and private medical insurance schemes.

6. Directors' interests in transactions

No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of Elementis and which was effected during the current or immediately preceding financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed.

7. Significant shareholdings

As at 19 May 2004 (being the latest practicable day prior to the publication of this document), the Directors are aware that the following persons were interested directly or indirectly in three per cent. or more of the issued Ordinary Shares:

Name of Shareholder	Number of Ordinary Shares	Per cent. of issued Ordinary Shares
Silchester International Investors Limited	64,388,539	14.9%
Fidelity International Limited & FMR Corp	43,250,793	10.0%
Brandes Investment Partners LLP	17,672,471	4.1%
Legal and General Investment Management Limited	13,073,713	3.0%

Save as disclosed in this paragraph 7, the Directors are not aware of any person who, directly or indirectly had an interest in three per cent. or more of the issued Ordinary Share capital of the Company.

8. Litigation

(a) Neither Elementis nor any other member of the Elementis Group is or has been engaged in, nor (so far as the Company is aware) has pending or threatened any legal or arbitration proceedings which may have or have had during the twelve months immediately preceding the date of this document a significant effect on the financial position of the Elementis Group.

(b) Neither Servo, nor any other member of the Servo Group is or has been engaged in, nor (so far as the Company is aware) has pending or threatened any legal or arbitration proceedings which may have or have had during the twelve months immediately preceding the date of this document a significant effect on the financial position of the Servo Group.

9. Material contracts

(a) Save as disclosed below, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Elementis Group within the two years immediately preceding the date of this document which are or may be material or at any time which contain an obligation or entitlement which is material to the Elementis Group as at the date of this document:

(i) the Acquisition Agreement described in Part IV of this document;

(ii) a credit facility dated 21 November 2003 made between, amongst others, Elementis Holdings Limited and The Royal Bank of Scotland plc (the "Lender") in respect of a £160 million multi-currency revolving credit facility. The credit facility is unsecured and contains certain representations, warranties and covenants in favour of the Lender. There are various conditions to drawdown including, amongst other things, there being no material adverse change in the business of the Elementis Group. Interest payable under the credit facility is LIBOR plus the applicable margin and mandatory costs; and

(iii) an agreement dated 10 October 2002, made between Occidental Chemical Corporation ("OxyChem") and Elementis Holdings Limited ("EHL"), under which EHL agreed to acquire, by way of an asset purchase, the chromium chemical business of OxyChem. The initial purchase price for the acquisition was US$40 million and a further amount of up to US$6 million of deferred consideration may become payable dependent on the performance of the acquired business during the calendar years 2004 and 2005. OxyChem gave EHL certain undertakings under the agreement not to compete with the chrome products business of EHL. The agreement contains a number of general and taxation warranties and a specific environmental indemnity. Limitation periods in respect of claims under the warranties and indemnity under the agreement vary depending upon the nature of the claim made with the shortest period being 27 months from completion. OxyChem's liability under the general and tax warranties is limited to the total consideration paid but is unlimited in relation to any claims under the environmental indemnity.

(b) Save as disclosed below, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Servo Group within the two years immediately preceding the date of this document which are or may be material or at any time which contain an obligation or entitlement which is material to the Servo Group as at the date of this document:

(i) an agreement dated 20 April 2004 made between Champion Netherlands B.V. and Servo under which Champion Netherlands B.V. has conditionally agreed to acquire Servo's 28% shareholding in Champion-Servo. The consideration payable by Champion Netherlands B.V. to Servo is to be satisfied by a completion payment of US$3 million and the issue to Servo at completion of a promissory note in the principal amount of US$3 million. The promissory note will be guaranteed by Champion and provide for three equal payments of US$1 million (together with accrued interest at a rate of 3% per annum) to be paid on 31 December in each of 2005, 2006 and 2007. Completion of the transaction is conditional, amongst other things, on all conditions precedent to the Acquisition Agreement, except the condition relating to completion of this agreement, having been satisfied or waived. On completion of this agreement Servo and Champion-Servo will enter into the Champion Manufacturing Agreement; Servo will enter into a separate licensing agreement with Champion; and Champion Netherlands B.V. will procure the repayment, in respect of products delivered to Servo by Champion-Servo, of certain amounts owing by Champion-Servo and certain of its subsidiary undertakings to Servo.

10. Working capital

The Company is of the opinion that, after taking into account existing available bank and other facilities, the working capital available to the Enlarged Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of this document.

11. General

(a) Save as disclosed in paragraph 8 of Part I of this document, there has been no significant change in the trading or financial position of the Elementis Group since 31 December 2003, the date of the Elementis Group's last audited accounts.

(b) Save as disclosed in paragraph 8 of Part I and in Part II of this document, there has been no significant change in the trading or financial position of the Servo Group since 30 June 2003, the date of the Servo Group's last audited accounts.

(c) Deutsche Bank has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

(d) KPMG LLP has given and not withdrawn its written consent to the inclusion of its accountants' report on the Servo Group in this document, to the inclusion in Part III of this document of its letter and to the inclusion in this document of the references to its name in the form and context in which they appear.

12. Documents available for inspection

Copies of the following documents may be inspected at the registered office of the Company and at the offices of Lovells at Atlantic House, 50 Holborn Viaduct, London EC1A 2FG, UK during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including 11 June 2004:

(a) the Memorandum and Articles of Association of the Company;

(b) the audited consolidated accounts of the Elementis Group for the 52 weeks ended 31 December 2002 and 31 December 2003 respectively;

(c) the accountants' report on the Servo Group by KPMG LLP set out in Part II of this document and the statement of adjustments (and reasons therefor) made in arriving at the figures set out in their report;

(d) the letter from KPMG LLP set out in Part III of this document;

(e) the Directors' service contracts referred to in paragraph 5 above;

(f) the material contracts referred to in paragraph 9 above; and

(d) the consent letters referred to in paragraph 11 above.

Elementis plc

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Elementis plc ("Elementis") will be held at 10.00 a.m. BST on 11 June 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, UK for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

Ordinary Resolution

THAT the proposed acquisition of the entire issued share capital of Sasol Servo B.V. pursuant to the Acquisition Agreement (as defined in the circular to shareholders of Elementis dated 20 May 2004) and the associated and ancillary arrangements contemplated by the Acquisition Agreement be and are hereby approved and that the directors of Elementis (or any duly authorised committee thereof) be and they are hereby authorised to take all such steps as may be necessary, expedient or appropriate in relation thereto and to implement the same with such modifications, variations, revisions, waivers or amendments (not being modifications, variations, revisions, waivers or amendments which are of a material nature) as the directors or any such committee may deem necessary, expedient or appropriate.

By Order of the Board

Philip Brown
Company Secretary

Registered number: 3299608

Date: 20 May 2004

Notes:

1. Only ordinary shareholders are entitled to attend and vote at the Extraordinary General Meeting or to appoint one or more proxies to attend and vote in their stead. A proxy need not be a member of the company but, except in the case of a proxy for a corporate member, is not entitled to vote except on a poll. Ordinary shareholders submitting a proxy are not precluded from attending and voting if they wish to do so. A form of proxy is enclosed and should be signed and returned to the company's registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8ZP, UK so as to be received not less than 48 hours before the time at which the Extraordinary General Meeting is to be held.
2. In accordance with regulation 41 of the Uncertificated Securities Regulations 2001, the company gives notice that only those ordinary shareholders entered on the register of members of the company at the close of business on the second day prior to the date of the Extraordinary General Meeting or any adjournment thereof will be entitled to attend and to vote at the aforesaid meeting in respect of the number of ordinary shares registered in their name at that time. Changes in the entries on the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

Printed by RR Donnelley 74896

RECEIVED
2004 JUN -8 A 10:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1 COMPANIES HOUSE FILINGS MADE FROM 13 APRIL 2004 TO 3 JUNE 2004

2 LONDON STOCK EXCHANGE FILINGS MADE FROM 13 APRIL 2004 TO 3 JUNE 2004

3 UNITED KINGDOM LISTING AUTHORITY ("UKLA") FILINGS MADE FROM 13 APRIL 2004 TO 3 JUNE 2004

4

5

Companies House Filings made From 13 April 2004 to 3 June 2004

RECEIVED
2004 JUN -8 A 10: 39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date	Description
29 April 2004	Ordinary and Special Resolutions passed at the AGM of the Company held on 22 April 2004.
19 May 2004	Form 88(2) Return of Allotment of Shares (16,235 ordinary 5p shares)
19 May 2004	Form 88(2) Return of Allotment of Shares 53,005 ordinary 5p shares)
20 May 2004	Form 88(2) Return of Allotment of Shares (2,682 ordinary 5p shares)

RECEIVED
2004 JUN -8 A 10:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number: 3299608

The Companies Acts 1985 to 1989
Ordinary and Special Resolutions
of
Elementis plc

At the Annual General Meeting of the Company duly convened and held on the 22nd day of April 2004 the following resolutions were passed, No 1 was passed as an Ordinary Resolution and Numbers 2 and 3 as Special Resolutions:

1) That the authority conferred by Article 4.2 of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,194,874 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 22 July 2005, whichever shall be the earlier.

2) That:

(a) the power conferred by Article 4.4 of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,079,102 and the presvribed period shall be the period specified in Resolution 1;

(b) such power shall extend to the sale of treasury shares (within the meaning of Section 162A of the Companies Act 1985) for cash as if in respect of any such sale the words "pursuant to the authority conferred by article 4.2" were omitted from the second line of article 4.4; and

(c) for the purpose of such power the reference in Article 4.4 (a) to "all holders (at a date selected by the Board) of issued Ordinary Shares (as nearly as practicable) in proportion to the number of Ordinary Shares held by them" shall be deemed to exclude the Company in respect of any treasury shares held by it.

3) That the authority conferred on the Company at the sixth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,164,082;

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 21 April 2005, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Philip Brown

Secretary
22 April 2004

PLEASE COMPLETE IN TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2004 JUN -8 A 10:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16235		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 16235
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 16235

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed P. [signature] **Date** 10 May 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/6817 Tel: 01903
833393

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	53,005		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW Address 20 Moorgate LONDON UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 53,005
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 53,005

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed P. [signature] **Date** 10 May 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HB/6714 Tel: 01903 833423
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	1 0	0 5	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2682		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	2,682
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**2,682**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed P. [signature] **Date** 14 May 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AM6908 Tel: 01903 833161

London Stock Exchange Filings made From 13 April 2004 to 3 June 2004

2

Date	Description
22 April 2004	Announcement regarding the proposed acquisition of Sasol Servo B.V.
23 April 2004	Announcement regarding the resolutions passed at the Annual General Meeting of Elementis plc.
28 April 2004	Announcement regarding issue of Redeemable B shares .
28 April 2004	Announcement regarding Schedule 11 Notification of Interests of Directors and Connected Persons.
17 May 2004	Announcement regarding Schedule 10 Notification of Major Interests in Shares
21 May 2004	Announcement in respect of the proposed acquisition of Sasol Servo B.V. and Notice of Extraordinary General Meeting.

Company	Elementis PLC
TIDM	ELM
Headline	Acquisition & Trading Update
Released	07:00 22 Apr 2004
Number	8741X

RNS Number:8741X
Elementis PLC
22 April 2004

22 April 2004

Elementis plc ("Elementis")

Proposed acquisition of Sasol Servo B.V. ("Servo") and current trading update

Highlights

- Elementis, through a wholly owned subsidiary, has entered into an agreement with a wholly owned subsidiary of Sasol Limited to acquire, on a debt-free and cash-free basis, the entire issued share capital of Servo for a purchase price of approximately €48.5 million in cash.

- Elementis will also benefit from net proceeds of approximately €4.25 million due to Servo from the unwinding of an historical joint venture which will occur at the same time as completion of the Acquisition.

- The Directors believe that the Acquisition should accelerate future revenue and earnings growth in Elementis Specialties and will be earnings *enhancing for the Elementis Group from the date of Completion(1) before any* benefit from synergies.

- The complementary nature of Servo's businesses with Elementis Specialties' existing rheology and surface chemical additives business will broaden the range and performance characteristics of Elementis Specialties' product offering and extend its innovation capabilities.

- The Acquisition will be funded in cash from Elementis' existing committed multi-currency revolving credit facility.

- For the year ended 30 June 2003, the Servo Group had turnover of €107.9 million (2002: €122.0 million) and EBITDA of €8.6 million (2002: €6.6 million).

- Elementis currently anticipates that first half results for 2004 will show higher US dollar sales but that operating profit will be significantly impacted by volume and product mix pressures in Elementis Chromium and inflationary cost pressures and the effect of a weaker Euro against Sterling, across all businesses. Given current market trends it is anticipated that an improvement in operating profit performance is likely to be evident in the second half.

The Acquisition is conditional, amongst other things, on the approval of Elementis' Ordinary Shareholders. A circular and notice convening an extraordinary general meeting will be posted to Ordinary Shareholders shortly.

Geoff Gaywood, Chief Executive of Elementis, commented:

"Acquisition is a key element of our growth strategy for Elementis Specialties. The acquisition of Servo will broaden the range of products offered to existing markets, open access to new markets, expand manufacturing capabilities and considerably extend the range of technologies available to accelerate innovation. This is a deal with considerable upside potential for Elementis."

Commenting on the sale, Pieter Cox, deputy chairman and chief executive of Sasol, said:

"This transaction is consistent with our stated commitment to divest of any non-core chemical assets at values that reflect the interests of our shareholders. This disposal will assist Sasol in focusing on areas where we can add the most value to our shareholders."

Elementis is hosting an analyst and investor presentation via conference call to discuss the Acquisition at 08:30 (British Summer Time) today. The dial in number for the conference call is +44 (0) 1452 541 076. The presentation will be available on www.elementis.com.

(1) Ordinary Shareholders should not infer from this statement that earnings will necessarily be greater for the Company in the current financial year than during the last financial year.

Enquiries:

Elementis plc - 01784 227000
Geoff Gaywood (Group Chief Executive)
Brian Taylorson (Group Finance Director)
Hilary Reid Evans (Head of Investor Relations and Corporate Communications)

Deutsche Bank AG London - 020 7545 8000
Jeremy Lucas
Martin Copeland

Cazenove & Co. Ltd - 020 7588 2828
Malcolm Moir

Hoare Govett Limited - 020 7678 8000
Andrew Chapman

Brunswick Group LLP - 020 7404 5959
Andrew Fenwick
Wendel Carson

Deutsche Bank, which is regulated by the Financial Services Authority for the conduct of designated investment business in the UK, is acting exclusively for Elementis plc and for no one else in connection with the Acquisition and will not be responsible to anyone other than Elementis plc for providing the protections afforded to customers of Deutsche Bank or for providing advice in relation to the Acquisition.

Cazenove & Co. Ltd and Hoare Govett Limited, which are regulated in the United Kingdom by the Financial Services Authority are acting as brokers to Elementis plc and no one else in connection with the Acquisition and will not be responsible to anyone other than Elementis plc for providing the protections afforded to clients of Cazenove & Co. Ltd and Hoare Govett Limited or for providing advice in relation to the Acquisition.
This summary should be read in conjunction with the full text of the attached press release.

22 April 2004

Elementis plc ("Elementis")

Proposed acquisition of Sasol Servo B.V. ("Servo") and current trading update

Introduction

The Directors of Elementis today announce that Elementis B.V., a wholly owned subsidiary of Elementis, has entered into an agreement with Sasol Surfactants, a wholly owned subsidiary of Sasol Limited, to acquire, on a debt-free and cash-free basis, the entire issued share capital of Servo for a purchase price of approximately €48.5 million in cash. In addition, Elementis will benefit from net proceeds of approximately €4.25 million due to Servo from the unwinding of an historical joint venture.

In view of the relative size of Servo by comparison to Elementis the Acquisition is conditional, amongst other things, on the approval of Elementis' Ordinary Shareholders. A circular and notice convening an extraordinary general meeting will be posted to Ordinary Shareholders shortly.

Strategic rationale for the Acquisition

Elementis is a global specialty chemicals company comprising four separate businesses: Elementis Specialties, Elementis Pigments, Elementis Chromium and Elementis Specialty Rubber (Linatex). In total, Elementis employs more than 2,000 people at over 40 sites in North America, Europe, the Asia Pacific region and Africa.

Elementis' stated growth strategy is to transform its business into a leading global specialty chemicals company. To achieve this goal, the Elementis management team is targeting four key strategic objectives: achieving step change improvement in financial performance; maintaining and building on sector leadership in the respective businesses' target markets; capturing inter-business synergies to achieve top quartile excellence in all operations and processes; and the expansion of technology platforms to drive growth.

In addition, particular emphasis has been placed on targeting selective acquisitions to complement and generate synergies with the product portfolio and operations of Elementis Specialties.

Having identified the Acquisition as a key strategic opportunity for Elementis Specialties, the Directors believe that it will represent a significant step towards Elementis' goal of becoming a leading global specialty chemicals company.

The key reasons for recommending the Acquisition are:

- that the Directors believe the Acquisition should accelerate future revenue and earnings growth in Elementis Specialties;

- the complementary nature of Servo with Elementis Specialties' existing rheology and surface chemical additives business, which will broaden the range and performance characteristics of Elementis Specialties' product offering to its customers;

- the provision of an important new product and knowledge base in the area of surfactant development and manufacture to Elementis Specialties which the Directors anticipate will be beneficial to Elementis Specialties' innovation capabilities;

- the addition of Servo's well-invested and versatile manufacturing facilities in Delden, The Netherlands, which are not currently fully utilised, will augment the capacity and flexibility of Elementis' European manufacturing capability;

- that the Directors believe the Acquisition will be earnings enhancing for the Elementis Group from the date of Completion(2) before any benefit from synergies; and

- that the Directors believe that combining Servo with Elementis' existing businesses will create further benefits for the Enlarged Group including:

- the provision of a broader product offering to existing customers and customers in new markets;

- stable long term manufacturing arrangements, particularly in oilfield chemicals;

- a broader innovation platform;

- cost savings from reorganisation and rationalisation across the Enlarged Group; and

- raw material cost savings through purchasing in greater scale.

Summary information on Servo

Servo has strong European market positions in coatings additives and is a leading manufacturer in the field of specialty surfactants. Servo was founded in 1926 in Delden, The Netherlands where it has its headquarters and primary manufacturing site. Servo also has operations at Plainsfield, New Jersey, USA and in Mexico and Italy through its associated companies.

Servo is owned by Sasol Surfactants having been acquired by Sasol as part of its acquisition of RWE-Dea's chemicals business in February 2001. However, Sasol has determined that, as a primarily specialty chemicals focused business, Servo is not core to Sasol's more commodity focused surfactants business.

For the year ended 30 June 2003, the Servo Group had turnover of €107.9 million (2002: €122.0 million), EBITDA of €8.6 million (2002: €6.6 million) and net assets of €27.3 million (2002: €27.0 million)(3).

Servo has three core business areas: coating additives, chemicals and specialty surfactants (including oilfield chemicals) and pulp and paper chemicals.

Coating additives

Servo's coating additives business manufactures a range of more than 65 products for the coatings industry including dispersing agents, thickeners, antifoamers, paint driers and antiskinning agents. In particular, Servo's coating additives business focuses on the water-based architectural coatings segment. These products are marketed globally under well-known brand names including NUODEX, NUOSPERSE and EXKIN with a particular emphasis on sales of these products in Europe. For the year ended 30 June 2003, the coating additives business had sales of some €42.6 million.

Chemicals and specialty surfactants

Servo's chemicals and specialty surfactants business produces a variety of specialty chemicals and surfactants targeting a broad range of industries. The business enjoys long-standing commercial relationships with several major household product customers. In addition, Servo has a long-term manufacturing and supply agreement for oilfield chemicals with Champion-Servo. With effect from Completion, this agreement will be replaced by a new manufacturing and supply agreement which the Directors consider to be overall on no less favourable terms than the existing manufacturing and supply agreement (as described below in the paragraph headed "Arrangements with Champion"). For the year ended 30 June 2003 the chemicals and specialty surfactants business had sales of some €54.8 million, which included oilfield chemicals sales of some €10.3 million.

Pulp and paper chemicals

Servo's pulp and paper chemicals business supplies specialty chemicals to the pulp and paper industries. For the year ended 30 June 2003 the pulp and paper business had sales of some €10.5 million, primarily in Europe.

Integration

Servo has been operated as a standalone business by Sasol Surfactants and as a result has an experienced management team running the operational side of its business. Elementis intends to integrate Servo fully following a similar integration plan to that successfully adopted in the OxyChem Acquisition.

Following Completion, Elementis, in conjunction with Elementis Specialties and the Servo Group's business, will conduct a thorough review of the Enlarged Group to determine the optimum deployment of assets and personnel, which will then be implemented as soon as possible.

It is currently envisaged that Servo will be integrated into the Elementis Specialties' business unit, retaining the Servo product brands where it is deemed commercially prudent to do so. Servo's primary manufacturing facility in Delden, The Netherlands will form a key part of Elementis Specialties' European manufacturing operations.

The Directors believe that the rationalisation and consolidation in Elementis Chromium, achieved following the OxyChem Acquisition, clearly demonstrates Elementis' ability to achieve post-acquisition integration cost savings and to realise economies of scale.

Principal terms of the Acquisition

Elementis B.V., a wholly owned subsidiary of Elementis, has entered into a conditional agreement to acquire, on a debt-free and cash-free basis, the entire issued share capital of Servo. The purchase price payable to Sasol Surfactants is approximately €48.5 million in cash and is subject to a completion adjustment to reflect the net working capital and net debt of the Servo Group at Completion.

The Acquisition is conditional, amongst other things, upon certain regulatory approvals, the completion of the sale of Servo's stake in Champion-Servo and the approval of Elementis' Ordinary Shareholders. It is anticipated that Completion will take place around the end of the Company's financial half year.

As part of the Acquisition, Servo will enter into commercial arrangements with certain members of the Sasol Group which are expected to be beneficial to the developments of the Enlarged Group's businesses in the future.

Arrangements with Champion

Servo has agreed to sell its 28% interest in Champion-Servo to a member of the Champion Group, at the same time as Completion. Servo will retain the consideration from this transaction which will result in a net benefit for Elementis, as the acquiror of Servo, of approximately €4.25 million comprising approximately €1.75 million in cash and approximately €2.5 million in the form of a loan note guaranteed by Champion.

As part of the formation of the Champion-Servo joint venture, Servo entered into a long-term manufacturing and supply agreement with Champion-Servo. With effect from Completion, the existing manufacturing and supply agreement will cease to have effect and Servo will instead have the benefit of a new long-term manufacturing and supply agreement with Champion-Servo which the Directors consider will be overall on no less favourable terms than the existing manufacturing and supply agreement. Under this new agreement, Servo will be Champion's sole supplier for certain oilfield chemical products in the agreed Territory. The manufacture of oilfield chemicals will therefore continue to represent an important part of Servo's chemicals and specialty surfactants division.

Financing the Acquisition

Taking into account the net benefit of approximately €4.25 million to Elementis arising from the sale of Servo's stake in Champion-Servo, the total net cost of the Acquisition (including estimated associated transaction expenses) will be approximately €47.5 million. The Acquisition will be funded through Elementis' recently renewed committed multi-currency revolving credit facility established with a syndicate of banks led by The Royal Bank of Scotland plc.

Current trading and prospects

Elementis

During the first three months of 2004, sales in US dollars have moved ahead by approximately 6.5 per cent versus the same period last year. It is currently anticipated that operating profit at the half year will be significantly impacted by volume and product mix pressures in Elementis Chromium and inflationary cost pressures and the effect of a weaker Euro against Sterling, across all businesses. Given current market trends it is, however, anticipated that an improvement in operating profit performance is likely to be evident in the second half of 2004.

Specialties

Elementis Specialties' sales in US dollars in the first three months of 2004 have shown good growth when compared to the same period in 2003, reflecting growth in all major market sectors and geographies. The critical North American coatings market has shown signs of a modest improvement in base demand. The performance of Elementis Specialties for 2004 will depend heavily on the strength of the mid-year seasonal demand peak in the coatings sector and on the continued success of new product introductions. Profit improvement is being constrained by rising raw material and energy costs and ERP system start up costs, although the benefits of the latter will begin to accrue later in the year.

Pigments

During the first three months of 2004, Elementis Pigments has achieved continued sales growth in US dollars, particularly in the construction sector. Margins are, however, under pressure due to upward raw material, energy and scrap steel price increases. Elementis Pigments has announced price increases of around 5 per cent, effective from March onwards. Pigments profitability will be negatively impacted in 2004 by the cost of the ERP system implementation and the start-up costs of the new plant in Taicang, China, with the benefits expected to be realised from 2005 onwards.

Chromium

As a result of the 10-15% phased price increase announced in December 2003, chromium chemicals prices have moved ahead in the first three months of 2004 from the lows reached in the fourth quarter of 2003, albeit with considerable variability and some volume losses. Most of the volume lost as a result of the de-registration of the arsenic-based wood preservative CCA has been replaced with new, but lower margin, business. Consideration of a chromium-based alternative to CCA by the US environmental protection agency is ongoing. The premium aerospace, refractory and pigment markets are showing signs of recovery and fixed costs are continuing to trend downwards. Elementis anticipates that further market capacity rationalisation will occur during 2004, in particular in the Far East. With market indicators positive, further price increases will take place in July. Rising cost pressures, however, on freight, raw materials and energy and the weakening of the Euro are putting continued pressure on margins.

Elementis currently anticipates that Elementis Chromium will show a modest loss in the first half of 2004 and that a recovery in operating profit in Chromium as a result of overall market trends is likely to become evident in the second half of the year.

Specialty Rubber

Specialty Rubber has continued to show strong sales growth during the first three months of 2004, driven by expansion of its core businesses and demand growth in South Africa and Asia. Focus on emerging geographical markets is expected to sustain future growth and prices are being increased. As previously stated, ERP implementation costs and higher raw material prices are expected to impact operating profit as the year progresses.

Servo

Despite significant growth in operating profit since the financial year ended 30 June 2001, the Servo Group has been affected over the period since 30 June 2003 by disruption to its business caused by the sale process, lower than anticipated orders received from Champion-Servo (which Servo's management attribute in part to the sale process) and the strengthening of the Euro against the US dollar. Other exceptional factors affecting the Servo Group's performance over that period include a one-off charge in relation to severance pay to the former Servo Managing Director as well as an increased allocation by Sasol Surfactants of central management charges. Primarily as a result of these factors, Servo's operating performance for the period since 30 June 2003 to date is not expected to reach the levels of the equivalent period last year.

However, the Directors are confident of enhancing the trading performance of Servo as part of the Enlarged Group in Elementis' current financial year. The Directors believe that this will be achieved by revenue enhancing measures, including removing uncertainty as to the business' future, increasing sales to Champion under the new manufacturing and supply agreement and by a reduction in costs.

The Enlarged Group

In summary, the Directors believe that in the future they and their management team will be able to progress further the trading performance of the Enlarged Group and see good opportunities to invest in, and to build upon, the respective strengths of each business in the Enlarged Group.

Other

A circular providing further details of the Acquisition and convening an extraordinary general meeting will be posted to Ordinary Shareholders shortly. It is anticipated that Completion will take place around the end of the Company's financial half year.

Elementis is being advised on the Acquisition by Deutsche Bank. Cazenove & Co. Ltd and Hoare Govett Limited are acting as brokers to Elementis.

(2) Ordinary Shareholders should not infer from this statement that earnings will necessarily be greater for the Company in the current financial year than during the last financial year.

(3) On 20 April 2004, Servo signed an agreement to sell its 28% shareholding in Champion-Servo to Champion. The financial statements of the Servo Group have been qualified by KPMG LLP in respect of the financial information relating to the investment in Champion-Servo which will be included in the circular to be sent to Ordinary Shareholders.

Enquiries:

Elementis plc - 01784 227000
Geoff Gaywood (Group Chief Executive)
Brian Taylorson (Group Finance Director)
Hilary Reid Evans (Head of Investor Relations and Corporate Communications)

Deutsche Bank AG London - 020 7545 8000
Jeremy Lucas
Martin Copeland

Cazenove & Co. Ltd - 020 7588 2828
Malcolm Moir

Hoare Govett Limited - 020 7678 8000
Andrew Chapman

Brunswick Group LLP - 020 7404 5959
Andrew Fenwick
Wendel Carson

Deutsche Bank, which is regulated by the Financial Services Authority for the conduct of designated investment business in the UK, is acting exclusively for Elementis plc and for no one else in connection with the Acquisition and will not be responsible to anyone other than Elementis plc for providing the protections afforded to customers of Deutsche Bank or for providing advice in relation to the Acquisition.

Cazenove & Co. Ltd and Hoare Govett Limited, which are regulated in the United Kingdom by the Financial Services Authority are acting as brokers to Elementis plc and no one else in connection with the Acquisition and will not be responsible to anyone other than Elementis plc for providing the protections afforded to clients of Cazenove & Co. Ltd and Hoare Govett Limited or for providing advice in relation to the Acquisition.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings, unless the context otherwise requires:

"Acquisition" means the proposed acquisition by a wholly owned subsidiary of Elementis of Servo on the terms and subject to the conditions set out in the Acquisition Agreement;

"Acquisition Agreement" means the share sale and purchase agreement dated 21 April 2004 and made between, Elementis B.V., a wholly owned subsidiary of Elementis, and Sasol Surfactants, being a wholly owned subsidiary of Sasol;

"Board" or "Directors" means the directors of Elementis;

"Champion" means Champion Technologies Inc., a corporation incorporated in Texas, the United States of America;

"Champion Group" means Champion and its subsidiary undertakings;

"Champion-Servo" means Champion-Servo B.V., a company incorporated in The Netherlands;

"CCA" means Chromated Copper Arsenate;

"Company" or "Elementis" means Elementis plc, a company incorporated in England and Wales;

"Completion" means completion of the Acquisition;

"Deutsche Bank" means Deutsche Bank AG London;

"EBITDA" means earnings before interest, tax, depreciation and amortisation;

"Elementis Chromium" means Elementis' chromium business division;

"Elementis Group" means Elementis and its subsidiary undertakings;

"Elementis Pigments" means Elementis' pigments business division;

"Elementis Specialties" means Elementis' specialties business division;

"Elementis Specialty Rubber" means Elementis' specialty rubber business primarily carried on under the name "Linatex";

"Enlarged Group" means the Elementis Group as enlarged following completion of the Acquisition;

"ERP" means enterprise resource planning;

"Ordinary Shareholders" means holders of Ordinary Shares;

"Ordinary Shares" means ordinary shares of 5 pence each in the capital of Elementis;

"OxyChem Acquisition" means the acquisition by a member of the Elementis Group in December 2002 of Occidental Chemical Corporation's chromium chemicals business;

"RWE-Dea" means RWE-Dea Aktiengesellschaft fur Mineraloel und Chemie, a stock corporation incorporated in the Federal Republic of Germany;

"Sasol" means Sasol Limited, a company incorporated in the Republic of South Africa;

"Sasol Group" means Sasol and its subsidiary undertakings;

"Sasol Servo" or "Servo" means Sasol Servo B.V., a company incorporated in The Netherlands;

"Sasol Surfactants" means Sasol Olefins & Surfactants GmbH, a company incorporated in the Federal Republic of Germany, being a wholly owned subsidiary of Sasol and the sole shareholder of Sasol Servo;

"Servo Group" means Servo and its subsidiary undertakings; and

"Territory" means the geographical area of the world between 30 degrees west longitude and 180 degrees east longitude except the Sakhalin Islands and, only with respect to products used in the refining business, the Republic of South Korea.

Note: NUODEX, NUOSPERSE and EXKIN are all registered trademarks.

END

Company	Elementis PLC
TIDM	ELM
Headline	Doc re. Result of EGM
Released	11:38 23 Apr 2004
Number	9402X

RNS Number:9402X
Elementis PLC
23 April 2004

Elementis plc

Annual general Meeting - 22 April 2004

A copy of the resolutions passed at the above meeting (other than items of ordinary business) together with a copy of the company's Annual Report and Accounts for year ended 31 December 2003 have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No. (0)20 7676 1000

For further information please contact:

Elementis plc
Nicholas Rowe - Deputy Company Secretary 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Elementis PLC
TIDM	ELM
Headline	Additional Listing
Released	14:42 28 Apr 2004
Number	1021Y

RNS Number:1021Y
Elementis PLC
28 April 2004

Elementis plc
Issue of redeemable B shares

Application has been made to the UK Listing Authority and the London Stock Exchange for 474,974,039 new redeemable B shares to be admitted to the Official List. It is expected that admission of the redeemable B shares will become effective and dealings in them will commence on 4 May 2004. The new redeemable B shares will rank pari passu with the existing redeemable B shares.

For further information contact:

Elementis plc
Mr. N. Rowe - Deputy Secretary   Telephone: 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Elementis PLC
TIDM	ELM
Headline	Director Shareholding
Released	15:20 28 Apr 2004
Number	1044Y

RNS Number:1044Y
Elementis PLC
28 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

BRIAN TAYLORSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

28 APRIL 2004

18) Period during which or date on which exercisable

28 APRIL 2007 - 28 APRIL 2014

19) Total amount paid (if any) for grant of the option

N/A EXECUTIVE OPTION GRANT

20) Description of shares or debentures involved: class, number.

5p ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

35p

22) Total number of shares or debentures over which options held following this notification

642,857

23) Any additional information

24) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 APRIL 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

PHILIP BROWN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

28 APRIL 2004

18) Period during which or date on which exercisable

28 APRIL 2007 - 28 APRIL 2014

19) *Total amount paid (if any) for grant of the option*

N/A EXECUTIVE OPTION GRANT

20) Description of shares or debentures involved: class, number.

5p ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

35p

22) Total number of shares or debentures over which options held following this notification

388,571

23) Any additional information

24) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 APRIL 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

GEOFF GAYWOOD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

28 APRIL 2004

18) Period during which or date on which exercisable

28 APRIL 2007 - 28 APRIL 2014

19) Total amount paid (if any) for grant of the option

N/A EXECUTIVE OPTION GRANT

20) Description of shares or debentures involved: class, number.

5p ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

35p

22) Total number of shares or debentures over which options held following this notification

1,034,286

23) Any additional information

24) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 APRIL 2004

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	12:44 17 May 2004
Number	7393Y

RNS Number:7393Y
Elementis PLC
17 May 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

3,094,291

6) Percentage of issued Class

0.72%

7) Number of shares/amount of stock disposed

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

14 MAY 2004

12) Total holding following this notification

43,250,793

13) Total percentage holding of issued class following this notification

10.03%

14) Any additional information

15) Name of contact and telephone number for queries

NICHOLAS ROWE

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 17 MAY 2004

Amendment No 11

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - UK COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company for Fidelity Management & Research Company (FMRCO), investment manager for various US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: Elementis Plc   Amendment No 11

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	100,000	FMRCO	HSBC
	211,200	FMTC	State Street Nominees Ltd.
	182,900	FMTC	Mellon Bank
	43,500	FMTC	JP Morgan Chase
	127,000	FMTC	Chase Nominees Ltd.
	36,661,285	FISL	Chase Nominees Ltd.
	656,000	FPM	Chase Nominees Ltd.
	876,000	FPM	HSBC Client Holdings Nominee (UK) Limited
	2,303,517	FIL	Chase Nominees Ltd
	1,131,100	FIL	Deutsche Bank
	269,100	FIL	Northern Trust
	615,500	FIL	JP Morgan
	73,091	FIL	Morgan Stanley London

TOTAL ORDINARY SHARES: 43,250,793

CURRENT OWNERSHIP PERCENTAGE: 10.03%

SHARES IN ISSUE: 431,400,000

CHANGE IN HOLDINGS SINCE LAST FILING: +3,094,291 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Elementis PLC
TIDM	ELM
Headline	Doc re. Acquisition
Released	09:41 21 May 2004
Number	9406Y

RNS Number:9406Y
Elementis PLC
21 May 2004

Elementis plc

Proposed acquisition of Sasol Servo B.V. and Notice of Extraordinary General Meeting

A copy of the circular sent to shareholders dated 20 May 2004 relating to the above matters has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.No. (0)20 7676 1000

For further information please contact:

Elementis plc
Nicholas Rowe - Deputy Company Secretary 01784 227022

END

RECEIVED
2004 JUN -8 A 10:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**UKLA Filings made from 13 April 2004
to 3 June 2004**

Date	Description
22 April 2004	Resolutions passed at the AGM of the Company held on 22 April 2004.
26 April 2004	Annual Report and Accounts of Elementis plc for the year ending 31 December 2003.
20 May 2004	Circular regarding the Proposed Acquisition of Sasol Servo B.V.

Company Number: 3299608

The Companies Acts 1985 to 1989
Ordinary and Special Resolutions
of
Elementis plc

At the Annual General Meeting of the Company duly convened and held on the 22nd day of April 2004 the following resolutions were passed, No 1 was passed as an Ordinary Resolution and Numbers 2 and 3 as Special Resolutions:

1) That the authority conferred by Article 4.2 of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,194,874 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 22 July 2005, whichever shall be the earlier.

2) That:

(a) the power conferred by Article 4.4 of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,079,102 and the presvribed period shall be the period specified in Resolution 1;

(b) such power shall extend to the sale of treasury shares (within the meaning of Section 162A of the Companies Act 1985) for cash as if in respect of any such sale the words "pursuant to the authority conferred by article 4.2" were omitted from the second line of article 4.4; and

(c) for the purpose of such power the reference in Article 4.4 (a) to "all holders (at a date selected by the Board) of issued Ordinary Shares (as nearly as practicable) in proportion to the number of Ordinary Shares held by them" shall be deemed to exclude the Company in respect of any treasury shares held by it.

3) That the authority conferred on the Company at the sixth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,164,082;

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 21 April 2005, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Philip Brown

Secretary
22 April 2004